Exhibit 99.1

Today / Fibre to the home / Rural Internet / Customer service / Wireless networks / Crave / Collaboration solutions / Smart Cities / IoT / Streaming video / Whole Home Wi-Fi / Fibe TV / Basketball / Inclusion / Virtual networks / Advertising reach / Mobile roaming / Hockey / Alt TV / Football / Connected cars / R&D / Local programming / Managed services / Streaming radio / Mental health / Manitoba / Prepaid wireless / Enterprise security / Business efficiency / Public safety / Self serve / News, sports & entertainment / The Source / Montréal transit / Branch connectivity / Order tracking / Content production / Soccer / Broadband speeds / Unified communications / Data centres / Cloud computing / Smart Homes / Canada / Dividends / just got better. Shareholder Report 2019 Third Quarter Q3OCTOBER 30, 2019

Table of contents

BCE Inc. 2019 Third Quarter Shareholder Report

Table of contents

Management’s discussion and analysis			1

1	Overview		2
	1.1	Financial highlights	2
	1.2	Key corporate and business developments	4
	1.3	Assumptions	4

2	Consolidated financial analysis		5
	2.1	BCE consolidated income statements	5
	2.2	Customer connections	5
	2.3	Operating revenues	6
	2.4	Operating costs	7
	2.5	Net earnings	8
	2.6	Adjusted EBITDA	8
	2.7	Severance, acquisition and other costs	9
	2.8	Depreciation and amortization	9
	2.9	Finance costs	9
	2.10	Other income (expense)	9
	2.11	Income taxes	10
	2.12	Net earnings attributable to common shareholders and EPS	10

3	Business segment analysis		11
	3.1	Bell Wireless	11
	3.2	Bell Wireline	15
	3.3	Bell Media	19

4	Financial and capital management		22
	4.1	Net debt	22
	4.2	Outstanding share data	22
	4.3	Cash flows	23
	4.4	Post-employment benefit plans	25
	4.5	Financial risk management	25
	4.6	Credit ratings	27
	4.7	Liquidity	27

5	Quarterly financial information		28

6	Regulatory environment		29

7	Business risks		30

8	Accounting policies, financial measures and controls		32
	8.1	Our accounting policies	32
	8.2	Non-GAAP financial measures and key performance indicators (KPIs)	34
	8.3	Controls and procedures	36

Consolidated financial statements			37
	Consolidated income statements		37
	Consolidated statements of comprehensive income		38
	Consolidated statements of financial position		39
	Consolidated statements of changes in equity		40
	Consolidated statements of cash flows		41

MD&A

BCE Inc. 2019 Third Quarter Shareholder Report

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 34 to 36 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the third quarter of 2019 (Q3 2019 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2018 dated March 7, 2019 (BCE 2018 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2019 dated May 1, 2019 (BCE 2019 First Quarter MD&A) and BCE’s MD&A for the second quarter of 2019 dated July 31, 2019 (BCE 2019 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to October 30, 2019, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2018 dated March 7, 2019 (BCE 2018 AIF) and recent financial reports, including the BCE 2018 Annual MD&A, the BCE 2019 First Quarter MD&A and the BCE 2019 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2019 and 2018.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, and in particular, but without limitation, the section and sub-sections entitled Assumptions, section 1.2 – Key corporate and business developments, section 3.2, Bell Wireline – Key business developments, section 4.1, Net debt and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to our network deployment and capital investment plans, the estimated impact of the Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale fibre-to-the-node (FTTN) high-speed access service rates, the expected improvement in BCE’s net debt leverage ratio, our anticipated 2019 cash requirements, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at October 30, 2019 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. We believe that our assumptions were reasonable at October 30, 2019. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, competitive, regulatory, security, technological, operational, economic, financial and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to, the risks described or referred to in section 7, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after October 30, 2019. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

1	MD&A	Overview

BCE Inc. 2019 Third Quarter Shareholder Report

1  Overview

As required, we adopted International Financial Reporting Standard (IFRS) 16 – Leases effective January 1, 2019, as described in section 8.1, Our accounting policies. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. The adoption of IFRS 16 did not have a significant impact on net earnings. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

1.1    Financial highlights

BCE Q3 2019 SELECTED QUARTERLY INFORMATION

Operating	Net	Adjusted	Net earnings	Adjusted	Cash flows	Free cash
revenues	earnings	EBITDA (1)	attributable	net earnings (1)	from	flow (1)
			to common		operating
			shareholders		activities
$5,984	$922	$2,594	$867	$820	$2,258	$1,189
million	million	million	million	million	million	million
+1.8% vs. Q3 2018	+6.3% vs. Q3 2018	+5.6% vs. Q3 2018	+6.5% vs. Q3 2018	(4.8%) vs. Q3 2018	+10.5% vs. Q3 2018	+17.3% vs. Q3 2018

BCE CUSTOMER CONNECTIONS
Wireless (2)	Retail high-speed	Retail television (TV) (3)	Retail residential
Total	Internet (2) (3)		network access services
(NAS) lines (3)
+3.7%	+4.2%	+0.7%	(8.8%)
9.8 million subscribers	3.5 million subscribers	2.8 million subscribers	2.8 million subscribers
at September 30, 2019	at September 30, 2019	at September 30, 2019	at September 30, 2019

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

(2)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(3)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

1	MD&A	Overview

BCE Inc. 2019 Third Quarter Shareholder Report

BCE INCOME STATEMENTS – SELECTED INFORMATION
	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating revenues

Service	5,185	5,117	68	1.3%	15,461	15,210	251	1.7%

Product	799	760	39	5.1%	2,187	2,043	144	7.0%

Total operating revenues	5,984	5,877	107	1.8%	17,648	17,253	395	2.3%

Operating costs	(3,390)	(3,420)	30	0.9%	(10,050)	(10,112)	62	0.6%

Adjusted EBITDA	2,594	2,457	137	5.6%	7,598	7,141	457	6.4%

Adjusted EBITDA margin (1)	43.3%	41.8%		1.5 pts	43.1%	41.4%		1.7 pts

Net earnings attributable to:

Common shareholders	867	814	53	6.5%	2,368	2,179	189	8.7%

Preferred shareholders	37	36	1	2.8%	113	107	6	5.6%

Non-controlling interest	18	17	1	5.9%	49	45	4	8.9%

Net earnings	922	867	55	6.3%	2,530	2,331	199	8.5%

Adjusted net earnings	820	861	(41)	(4.8%)	2,359	2,357	2	0.1%

Net earnings per common share (EPS)	0.96	0.90	0.06	6.7%	2.63	2.42	0.21	8.7%

Adjusted EPS (1)	0.91	0.96	(0.05)	(5.2%)	2.62	2.62	–	–

(1)  Adjusted EBITDA margin and adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin and Adjusted net earnings and adjusted EPS in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION
	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Cash flows from operating activities	2,258	2,043	215	10.5%	5,867	5,596	271	4.8%

Capital expenditures	(1,013)	(1,010)	(3)	(0.3%)	(2,835)	(2,997)	162	5.4%

Free cash flow	1,189	1,014	175	17.3%	2,924	2,545	379	14.9%

Q3 2019 FINANCIAL HIGHLIGHTS

BCE revenues grew by 1.8% in Q3 2019, compared to the prior year, resulting from both higher service and product revenues of 1.3% and 5.1%, respectively, driven by growth across all three of our segments. The year-over-year increase in service revenues was attributable to ongoing growth in our postpaid and prepaid wireless, Internet, Internet protocol television (IPTV) and Bell Media subscriber revenues, as well as growth in our business market from higher Internet protocol (IP) connectivity and business solutions services sales, including the contribution from the acquisition of Axia NetMedia Corporation (Axia), which lapped at the beginning of September 2019. This more than offset the ongoing erosion in our voice, satellite TV and legacy data revenues. The year-over-year increase in product revenues was driven by higher sales of premium wireless devices and the impact of higher-value monthly plans.

Net earnings increased by 6.3% in the third quarter of 2019, compared to the same period last year, due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs. This was partly offset by higher income taxes, depreciation and amortization expense and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Adjusted EBITDA increased by 5.6% in Q3 2019, compared to last year, driven by growth from all three of our segments, including the favourable impact from the adoption of IFRS 16 and flow-through of the revenue growth. This resulted in an adjusted EBITDA margin of 43.3% in the quarter, up 1.5 pts over last year.

BCE’s EPS of $0.96 in Q3 2019 increased by $0.06 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net (losses) gains on investments, early debt redemption costs and impairment charges, adjusted net earnings in the third quarter of 2019 was $820 million, or $0.91 per common share, compared to $861 million, or $0.96 per common share, for the same period last year.

Cash flows from operating activities in the third quarter of 2019 increased by $215 million, compared to Q3 2018, due mainly to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, and lower income taxes paid, partly offset by higher interest paid, which reflects the unfavourable impact from the adoption of IFRS 16.

Free cash flow in Q3 2019 increased by $175 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding acquisition and other costs paid.

1	MD&A	Overview

BCE Inc. 2019 Third Quarter Shareholder Report

1.2    Key corporate and business developments

WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016. The estimated cost impact to Bell Canada of the CRTC’s decision could be in excess of $100 million, if not overturned or otherwise modified, and will reduce the scope of Bell Canada’s broadband wireless Internet buildout plan for smaller towns and rural communities by approximately 200,000 to one million households. Bell Canada and five major cable carriers (Cogeco Communications Inc., Bragg Communications Incorporated (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Limited) have sought leave to appeal the CRTC’s decision from the Federal Court of Appeal. On September 27, 2019, the same court granted Bell Canada and the cable carriers an interim stay of the decision including the requirement to file new tariffs reflecting the rates imposed by the CRTC. This interim stay will remain in effect until such time as the Federal Court of Appeal determines whether to grant the applicants’ application for leave to appeal the decision together with an interlocutory stay of the decision pending the disposition of the appeal.

PUBLIC DEBT OFFERING

On September 10, 2019, Bell Canada completed a public offering of $550 million of medium term note (MTN) debentures pursuant to its MTN program. The $550 million Series M-50 MTN debentures will mature on September 10, 2029 and carry an annual interest rate of 2.90%. The Series M-50 MTN debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of the offering were used to repay short-term debt.

BELL RECOGNIZED FOR SUPPORTING GENDER EQUITY

Bell’s support of gender equity in the workplace has been recognized with Gold Parity Certification for the second year in a row by Women in Governance, a non-profit organization that evaluates Canadian companies for their gender parity strategies and presence of women in historically underrepresented roles. Bell earned top scores for governance and vision, and our diversity and inclusion strategy was also cited as a key factor in winning gold certification.

1.3    Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

•	Higher economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.5% in 2019, representing an increase from the earlier estimate of 1.3%

•	Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable

•	Interest rates expected to remain at or near current levels

•	Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration and smartphone adoption

•	Increased adoption of unlimited data plans and installment payment plans

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors

•	Advertising market expected to be impacted by audience declines and variable demand

•	Continued escalation of media content costs to secure TV programming

•	Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Third Quarter Shareholder Report

2  Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2019 compared with Q3 and YTD 2018. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1    BCE consolidated income statements

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating revenues

Service	5,185	5,117	68	1.3%	15,461	15,210	251	1.7%

Product	799	760	39	5.1%	2,187	2,043	144	7.0%

Total operating revenues	5,984	5,877	107	1.8%	17,648	17,253	395	2.3%

Operating costs	(3,390)	(3,420)	30	0.9%	(10,050)	(10,112)	62	0.6%

Adjusted EBITDA	2,594	2,457	137	5.6%	7,598	7,141	457	6.4%

Adjusted EBITDA margin	43.3%	41.8%		1.5 pts	43.1%	41.4%		1.7 pts

Severance, acquisition and other costs	(23)	(54)	31	57.4%	(86)	(78)	(8)	(10.3%)

Depreciation	(861)	(779)	(82)	(10.5%)	(2,631)	(2,346)	(285)	(12.1%)

Amortization	(230)	(220)	(10)	(4.5%)	(674)	(653)	(21)	(3.2%)

Finance costs

Interest expense	(282)	(255)	(27)	(10.6%)	(846)	(741)	(105)	(14.2%)

Interest on post-employment benefit obligations	(16)	(17)	1	5.9%	(47)	(51)	4	7.8%

Other income (expense)	61	(41)	102	n.m.	106	(190)	296	n.m.

Income taxes	(321)	(224)	(97)	(43.3%)	(890)	(751)	(139)	(18.5%)

Net earnings	922	867	55	6.3%	2,530	2,331	199	8.5%

Net earnings attributable to:

Common shareholders	867	814	53	6.5%	2,368	2,179	189	8.7%

Preferred shareholders	37	36	1	2.8%	113	107	6	5.6%

Non-controlling interest	18	17	1	5.9%	49	45	4	8.9%

Net earnings	922	867	55	6.3%	2,530	2,331	199	8.5%

Adjusted net earnings	820	861	(41)	(4.8%)	2,359	2,357	2	0.1%

EPS	0.96	0.90	0.06	6.7%	2.63	2.42	0.21	8.7%

Adjusted EPS	0.91	0.96	(0.05)	(5.2%)	2.62	2.62	–	–

n.m.: not meaningful

2.2 Customer connections

BCE NET ACTIVATIONS (LOSSES)
			Q3 2019	Q3 2018	% CHANGE	YTD 2019	YTD 2018	% CHANGE

Wireless subscribers			204,067	177,834	14.8%	391,827	336,697	16.4%

Postpaid			127,172	135,323	(6.0%)	280,356	325,902	(14.0%)

Prepaid			76,895	42,511	80.9%	111,471	10,795	932.6%

Retail high-speed Internet subscribers (1)			58,137	53,122	9.4%	100,222	84,081	19.2%

Retail TV subscribers (1)			4,842	13,230	(63.4%)	5,632	8,328	(32.4%)

IPTV			31,746	40,091	(20.8%)	69,437	74,317	(6.6%)

Satellite			(26,904)	(26,861)	(0.2%)	(63,805)	(65,989)	3.3%

Total growth services			267,046	244,186	9.4%	497,681	429,106	16.0%

Wireline retail residential NAS lines (1)			(65,656)	(73,241)	10.4%	(205,215)	(198,870)	(3.2%)

Total services			201,390	170,945	17.8%	292,466	230,236	27.0%

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Third Quarter Shareholder Report

TOTAL BCE CUSTOMER CONNECTIONS
	Q3 2019	Q3 2018	% CHANGE

Wireless subscribers (1)	9,834,380	9,487,368	3.7%

Postpaid (1)	9,038,341	8,728,436	3.6%

Prepaid (1)	796,039	758,932	4.9%

Retail high-speed Internet subscribers (1) (2)	3,519,962	3,377,856	4.2%

Retail TV subscribers (2)	2,772,043	2,753,180	0.7%

IPTV	1,745,143	1,639,233	6.5%

Satellite	1,026,900	1,113,947	(7.8%)

Total growth services	16,126,385	15,618,404	3.3%

Wireline retail residential NAS lines (2)	2,755,593	3,020,819	(8.8%)

Total services	18,881,978	18,639,223	1.3%

(1)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(2)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

BCE added 267,046 net new customer connections to its growth services in Q3 2019, representing a 9.4% increase over Q3 2018. This consisted of:

•	127,172 postpaid wireless customers, and 76,895 prepaid wireless customers

•	58,137 retail high-speed Internet customers

•	4,842 retail TV customers comprised of 31,746 retail IPTV net customer additions and 26,904 retail satellite TV net customer losses

During the first nine months of the year, BCE added 497,681 net new customer connections to its growth services, representing a 16.0% increase over the same period last year. This was comprised of:

•	280,356 postpaid wireless customers, and 111,471 prepaid wireless customers

•	100,222 retail high-speed Internet customers

•	5,632 retail TV customers comprised of 69,437 retail IPTV net customer additions and 63,805 retail satellite TV net customer losses

Retail residential NAS net losses were 65,656 in Q3 2019, decreasing by 10.4% compared to Q3 2018, while year to date retail residential NAS net losses were 205,215, increasing by 3.2% over the same period in 2018.

Total BCE customer connections across all services grew by 1.3% in Q3 2019, compared to last year, driven by increases in our growth services customer base, offset in part by the ongoing erosion in traditional retail residential NAS lines.

At	September 30, 2019, BCE customer connections totaled 18,881,978, comprised of:

•

9,834,380 wireless subscribers, up 3.7% compared to Q3 2018, comprised of 9,038,341 postpaid subscribers, an increase of 3.6% over last year, and 796,039 prepaid subscribers, up 4.9% compared to last year

•	3,519,962 retail high-speed Internet subscribers, 4.2% higher year over year

•

2,772,043 total retail TV subscribers, up 0.7% compared to Q3 2018, comprised of 1,745,143 retail IPTV customers, up 6.5% year over year, and 1,026,900 retail satellite subscribers, down 7.8% year over year

•	2,755,593 retail residential NAS lines, a decline of 8.8%, compared to Q3 2018

2.3    Operating revenues

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Third Quarter Shareholder Report

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	2,348	2,269	79	3.5%	6,649	6,411	238	3.7%

Bell Wireline	3,066	3,060	6	0.2%	9,218	9,130	88	1.0%

Bell Media	751	731	20	2.7%	2,338	2,271	67	3.0%

Inter-segment eliminations	(181)	(183)	2	1.1%	(557)	(559)	2	0.4%

Total BCE operating revenues	5,984	5,877	107	1.8%	17,648	17,253	395	2.3%

BCE

Total operating revenues at BCE increased by 1.8% in Q3 2019, and by 2.3% in the first nine months of the year, compared to the same periods in 2018, attributable to growth across all three of our segments. This consisted of service revenues of $5,185 million in Q3 2019 and $15,461 million in the first nine months of the year, which grew by 1.3% and 1.7% year over year, respectively. Product revenues of $799 million in Q3 2019 and $2,187 million in the first nine months of 2019, increased by 5.1% and 7.0% year over year, respectively. Wireless operating revenues grew by 3.5% in Q3 2019 and by 3.7% in the first nine months of the year, compared to the same periods in 2018, resulting from both service revenue growth of 2.5% and 2.8%, respectively, and product revenue growth of 6.0% and 6.2%, respectively. Wireline operating revenues increased by 0.2% in Q3 2019 and by 1.0% in the first nine months of the year, compared to the same periods last year, from service revenue growth of 0.2% and 0.6%, respectively, due to greater data revenues, moderated by lower voice revenues. The growth in wireline operating revenues also reflected an increase in product revenues of 10.8% year to date, while product revenues in Q3 2019 remained relatively stable. Bell Media operating revenues increased by 2.7% in Q3 2019 and by 3.0% in the first nine months of the year, compared to the same periods last year, driven by higher subscriber revenues while year to date revenues were also favourably impacted by increased advertising revenues.

2.4    Operating costs

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	(1,335)	(1,330)	(5)	(0.4%)	(3,751)	(3,769)	18	0.5%

Bell Wireline	(1,711)	(1,724)	13	0.8%	(5,163)	(5,148)	(15)	(0.3%)

Bell Media	(525)	(549)	24	4.4%	(1,693)	(1,754)	61	3.5%

Inter-segment eliminations	181	183	(2)	(1.1%)	557	559	(2)	(0.4%)

Total BCE operating costs	(3,390)	(3,420)	30	0.9%	(10,050)	(10,112)	62	0.6%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Third Quarter Shareholder Report

BCE

Total BCE operating costs declined by 0.9% in Q3 2019, compared to last year, attributable to reduced costs in Bell Media of 4.4% and Bell Wireline of 0.8%, partly offset by increases in Bell Wireless of 0.4%. Year-to-date operating costs decreased by 0.6% year over year, due to lower costs in Bell Media of 3.5% and Bell Wireless of 0.5%, offset in part by higher Bell Wireline costs of 0.3%. These results reflected the benefit from the adoption of IFRS 16 in 2019.

2.5    Net earnings

Net earnings increased by 6.3% in the third quarter of 2019, compared to the same period last year, due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs. This was partly offset by higher income taxes, depreciation and amortization expense and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Year to date, net earnings of $2,530 million increased by 8.5%, compared to the same period last year, due to higher adjusted EBITDA and higher other income. This was partly offset by higher depreciation and amortization expense, income taxes and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

2.6    Adjusted EBITDA

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	1,013	939	74	7.9%	2,898	2,642	256	9.7%

Bell Wireline	1,355	1,336	19	1.4%	4,055	3,982	73	1.8%

Bell Media	226	182	44	24.2%	645	517	128	24.8%

Total BCE adjusted EBITDA	2,594	2,457	137	5.6%	7,598	7,141	457	6.4%

BCE

BCE’s adjusted EBITDA grew by 5.6% in Q3 2019 and by 6.4% in the first nine months of the year, compared to the same periods in 2018, reflecting growth from all three of our segments. Higher revenues together with lower operating expenses drove the year-over-year growth in adjusted EBITDA. This resulted in an adjusted EBITDA margin of 43.3% in Q3 2019 and 43.1% in the first nine months of the year, compared to 41.8% and 41.4%, respectively, achieved in the same periods in 2018, mainly driven by the favourable impact from the adoption of IFRS 16 in 2019, along with higher service revenue flow through, offset in part by greater low-margin product sales in our total revenue base.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Third Quarter Shareholder Report

2.7    Severance, acquisition and other costs

2019

Severance, acquisition and other costs of $23 million in the third quarter of 2019 and $86 million on a year-to-date basis included:

•	Severance costs related to workforce reduction initiatives of $10 million in Q3 2019 and $37 million on a year-to-date basis

•	Acquisition and other costs of $13 million in Q3 2019 and $49 million on a year-to-date basis

2018

Severance, acquisition and other costs of $54 million in the third quarter of 2018 and $78 million on a year-to-date basis included:

•	Severance costs of $52 million in Q3 2018 and $76 million on a year-to-date basis, for workforce reduction initiatives including a 4% reduction in management workforce across BCE

•	Acquisition and other costs of $2 million in Q3 2018 and on a year-to-date basis

2.8    Depreciation and amortization

DEPRECIATION

Depreciation in the third quarter and on a year-to-date basis in 2019 increased by $82 million and $285 million, respectively, compared to the same periods in 2018, due mainly to the adoption of IFRS 16 and a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV service.

AMORTIZATION

Amortization in the third quarter and on a year-to-date basis in 2019 increased by $10 million and $21 million, respectively, compared to the same periods in 2018, mainly due to a higher asset base.

2.9    Finance costs

INTEREST EXPENSE

Interest expense in the third quarter of 2019 and on a year-to-date basis in 2019 increased by $27 million and $105 million, respectively, compared to the same periods last year, due mainly to the adoption of IFRS 16, higher average debt levels and higher interest rates on notes payable under commercial paper programs and loans securitized by trade receivables.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2019, the discount rate was 3.8% compared to 3.6% on January 1, 2018.

In the third quarter of 2019 and on a year-to-date basis in 2019, interest expense on post-employment benefit obligations decreased by $1 million and $4 million, respectively, compared to the same periods last year, due to a lower post-employment benefit obligation at the beginning of the year, partly offset by a higher discount rate.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.10  Other income (expense)

2019

Other income of $61 million in the third quarter of 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses from our equity investments.

Other income of $106 million on a year-to-date basis in 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs.

2018

Other expense of $41 million in the third quarter of 2018 included losses from our equity investments and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans.

Other expense of $190 million on a year-to-date basis in 2018 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs.

2	MD&A	Consolidated financial analysis

BCE Inc. 2019 Third Quarter Shareholder Report

2.11  Income taxes

Income taxes in the third quarter of 2019 increased by $97 million compared to the same period last year, due to uncertain tax positions favourably resolved in 2018 and higher taxable income in 2019.

Income taxes on a year-to-date basis in 2019 increased by $139 million compared to the same period last year, due to higher taxable income and a lower value of uncertain tax positions favourably resolved in 2019 compared to 2018, partly offset by a favourable change in the corporate income tax rate in Alberta in Q2 2019.

2.12  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $867 million in the third quarter of 2019 increased by $53 million, compared to the same period last year, due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs. This was partly offset by higher income taxes, depreciation and amortization expense and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Year to date, net earnings attributable to common shareholders of $2,368 million increased by $189 million, compared to the same period last year, due to higher adjusted EBITDA and higher other income. This was partly offset by higher depreciation and amortization expense, income taxes and finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

BCE’s EPS of $0.96 in Q3 2019 and $2.63 on a year-to-date basis increased by $0.06 and $0.21, respectively, compared to the same periods last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net (losses) gains on investments, early debt redemption costs and impairment charges, adjusted net earnings in the third quarter of 2019 was $820 million, or $0.91 per common share, compared to $861 million, or $0.96 per common share, for the same period last year. Adjusted net earnings in the first nine months of 2019 was $2,359 million, or $2.62 per common share, compared to $2,357 million, or $2.62 per common share, for the first nine months of 2018.

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Third Quarter Shareholder Report

3  Business segment analysis

3.1    Bell Wireless

KEY BUSINESS DEVELOPMENTS

WIRELESS BROADBAND SERVICE AVAILABLE IN ALL 25 NUNAVUT COMMUNITIES

On September 23, 2019, Bell Mobility announced that Long-Term Evolution (LTE) wireless broadband service is available to all 25 communities in Nunavut, Canada’s northernmost territory, delivering mobile data speeds of up to 100 Megabits per second (Mbps) to residents and businesses across the territory.

Bell is also providing fixed wireless Internet access in 21 Nunavut communities while Northwestel Inc. is providing service in Arviat, Cambridge Bay, Iqaluit and Rankin Inlet, delivering speeds up to 6 times faster than what was previously available.

EXPANSION OF LTE-M NETWORK COVERAGE IN THE UNITED STATES

On September 19, 2019, Bell announced an expanded reciprocal roaming partnership with AT&T Inc. (AT&T) to provide Canadian business customers access to AT&T’s LTE, category M1 (LTE-M) network across the United States. Bell was the first Canadian carrier to launch a Fifth Generation (5G)-ready LTE-M network in Canada, transforming the way Canadian businesses leverage IoT technology. The reciprocal agreement enables AT&T customers to roam on Bell’s national LTE-M network in Canada.

LTE-M supports low-power IoT applications with enhanced coverage, longer battery life and lower costs for IoT devices connecting to Bell’s national network. Bell LTE-M supports a broad range of large-scale IoT innovations, including asset tracking, fleet management, smart sensors, smart city applications and municipal water system management.

MOBILE DEVICE LINEUP EXPANDED

Bell Mobility’s extensive device lineup continued to expand in Q3 2019 with the addition of a number of new Fourth Generation (4G) LTE and LTE Advanced (LTE-A) devices from leading handset manufacturers, including the Samsung Galaxy Note 10+ smartphone; Apple’s iPhone 11, iPhone 11 Pro and iPhone 11 Pro Max and Apple Watch Series 5; Motorola’s One Vision smartphone; and the LG K30, K20 and Q60 smartphones.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2019 PERFORMANCE HIGHLIGHTS

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Third Quarter Shareholder Report

Total subscriber growth (1)	Postpaid net activations	Prepaid net activations
+3.7%	127,172	76,895
Q3 2019 vs. Q3 2018	in Q3 2019	in Q3 2019

Postpaid churn	Blended average billing per user (ABPU) (2)
in Q3 2019	per month
1.12%	Q3 2019: $69.93	+0.9%
Q3 2018: $69.28
improved 0.02 pts vs. Q3 2018

(1)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

(2)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wireless domestic wholesale roaming rates of $14 million.

BELL WIRELESS RESULTS

REVENUES

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

External service revenues	1,660	1,620	40	2.5%	4,820	4,688	132	2.8%

Inter-segment service revenues	13	12	1	8.3%	37	36	1	2.8%

Total operating service revenues	1,673	1,632	41	2.5%	4,857	4,724	133	2.8%

External product revenues	675	636	39	6.1%	1,789	1,683	106	6.3%

Inter-segment product revenues	–	1	(1)	(100.0%)	3	4	(1)	(25.0%)

Total operating product revenues	675	637	38	6.0%	1,792	1,687	105	6.2%

Total Bell Wireless revenues	2,348	2,269	79	3.5%	6,649	6,411	238	3.7%

Bell Wireless operating revenues increased by 3.5% in Q3 2019 and by 3.7% year to date, compared to the same periods in 2018, driven by higher postpaid and prepaid service revenues and greater product revenues.

Service revenues increased by 2.5% in this quarter and by 2.8% in the first nine months of the year, compared to the same periods last year, driven by:

•  Postpaid and prepaid subscriber base expansion coupled with rate increases

•  More customers subscribing to higher-value monthly plans including unlimited data plans launched in June 2019

These factors were partly offset by:

•  Greater sales of premium handsets and more customers subscribing to higher-value monthly plans

•  Lower data and voice overages driven by increased customer adoption of monthly plans with higher data allotments and voice minutes thresholds

In the first nine months of the year, service revenues were also impacted by the year-over-year favourability related to the 2018 CRTC retroactive decision on wireless domestic wholesale roaming rates.

Product revenues increased by 6.0% in the current quarter and by 6.2% year to date, compared to the same periods last year, due to greater sales of premium handsets and the impact of higher-value monthly plans.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating costs	(1,335)	(1,330)	(5)	(0.4%)	(3,751)	(3,769)	18	0.5%

Adjusted EBITDA	1,013	939	74	7.9%	2,898	2,642	256	9.7%

Total adjusted EBITDA margin	43.1%	41.4%		1.7 pts	43.6%	41.2%		2.4 pts

Bell Wireless operating costs increased by 0.4% in Q3 2019, compared to the same period in 2018, as a result of increased product cost of goods sold driven by higher handset costs and greater mix of premium devices, offset in part by the favourable impact from the adoption of IFRS 16 in 2019. Year-to-date operating costs decreased by 0.5%, compared to the same period last year, as the favourable impact from the adoption of IFRS 16 in 2019 more than offset the higher product cost of goods sold and greater network operating costs relating to increased cell site builds and the expansion of network capacity to support subscriber growth and increased data consumption.

Bell Wireless adjusted EBITDA increased by 7.9% in Q3 2019, compared to the same period in 2018, driven by the flow-through of the service revenue growth, moderated by higher operating expenses. Year-to-date adjusted EBITDA growth of 9.7%, reflected the flow-through of the service revenue growth combined with lower operating expense. Adjusted EBITDA margin, based on wireless operating revenues, increased year over year by 1.7 pts in Q3 2019 and by 2.4 pts in the first nine months of the year, due to the favourable impact from the adoption of IFRS 16 in 2019, greater service revenue flow-through and promotional spending discipline, moderated by an increased proportion of low-margin product sales in our total revenue base.

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Third Quarter Shareholder Report

BELL WIRELESS OPERATING METRICS

	Q3 2019	Q3 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE

Blended ABPU ($/month) (1)	69.93	69.28	0.65	0.9%	68.71	67.86	0.85	1.3%

Gross activations	593,547	535,647	57,900	10.8%	1,521,498	1,408,589	112,909	8.0%

Postpaid	417,966	426,719	(8,753)	(2.1%)	1,113,618	1,168,174	(54,556)	(4.7%)

Prepaid	175,581	108,928	66,653	61.2%	407,880	240,415	167,465	69.7%

Net activations	204,067	177,834	26,233	14.8%	391,827	336,697	55,130	16.4%

Postpaid	127,172	135,323	(8,151)	(6.0%)	280,356	325,902	(45,546)	(14.0%)

Prepaid	76,895	42,511	34,384	80.9%	111,471	10,795	100,676	932.6%

Blended churn % (average per month)	1.34%	1.27%		(0.07) pts	1.31%	1.29%		(0.02) pts

Postpaid	1.12%	1.14%		0.02 pts	1.08%	1.13%		0.05 pts

Prepaid	3.89%	2.76%		(1.13) pts	4.18%	3.17%		(1.01) pts

Subscribers (2)	9,834,380	9,487,368	347,012	3.7%	9,834,380	9,487,368	347,012	3.7%

Postpaid (2)	9,038,341	8,728,436	309,905	3.6%	9,038,341	8,728,436	309,905	3.6%

Prepaid (2)	796,039	758,932	37,107	4.9%	796,039	758,932	37,107	4.9%

(1)	Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wireless domestic wholesale roaming rates of $14 million.

(2)

At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: (A) 65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019, (B) 49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days, (C) 43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution, and (D) 9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base.

Blended ABPU of $69.93 in the current quarter and $68.71 year to date increased by 0.9% and by 1.3%, respectively, compared to the same periods last year, driven by:

•	More customers subscribing to higher-value monthly plans including unlimited data plans launched in June 2019

•	The flow-through of rate increases

•	The favourable impact from subscriber base adjustments performed in Q1 2019

These factors were partly offset by:

•	Lower data and voice overages driven by increased customer adoption of monthly plans with higher data allotments and voice minutes thresholds

•	Lower ABPU generated from our long-term mobile services contract with Shared Services Canada (SSC)

•	The dilutive impact from the continued growth in prepaid customers driven by Lucky Mobile

Total gross wireless activations increased by 10.8% in Q3 2019 and by 8.0% in the first nine months of the year, compared to the same periods in 2018, due to higher prepaid gross activations, offset in part by lower postpaid gross activations.

•

Postpaid gross activations decreased by 2.1% in the current quarter and by 4.7% year to date, compared to the same periods in 2018, mainly due to fewer year-over-year customer additions from our contract with SSC as the migration process is now essentially complete. Excluding the impact of the SSC contract, postpaid gross activations were higher year over year, due to our mobile network quality and strong sales execution.

•

Prepaid gross activations increased by 61.2% in Q3 2019 and by 69.7% year to date, compared to the same periods last year, driven by the continued growth in Lucky Mobile along with the benefit from the national retail distribution of Lucky Mobile and Virgin Mobile prepaid services at Dollarama stores

Blended wireless churn of 1.34% in the current quarter and 1.31% year to date, increased by 0.07 pts and 0.02 pts, respectively, compared to the same periods in 2018.

•

Postpaid churn improved by 0.02 pts in Q3 2019 and by 0.05 pts year to date, to 1.12% and 1.08% respectively, compared to the same periods last year, driven by the favourable impact from our ongoing investments in customer retention and network speeds

•

Prepaid churn of 3.89% in this quarter and 4.18% year to date, increased by 1.13 pts and by 1.01 pts, respectively, compared to the same periods last year, driven by higher customer deactivations, as a result of greater competitive intensity in the prepaid market and the impact from the harmonization of our prepaid deactivation policy across all Bell Wireless brands from 120 days for Bell and Virgin Mobile and 150 days for Lucky Mobile to 90 days

Net activations grew by 14.8% in the current quarter and by 16.4% year to date, compared to the same periods last year, due to higher prepaid net activations, offset in part by lower postpaid net activations.

•

Postpaid net activations decreased by 6.0% in Q3 2019 and by 14.0% in the first nine months of the year, compared to the same periods in 2018, due to lower gross activations and higher customer deactivations in the quarter

•

Prepaid net activations increased by 34,384 in Q3 2019 and by 100,676 year to date, compared to the same periods last year, driven by higher gross activations, offset in part by greater customer deactivations

Wireless subscribers at September 30, 2019 totaled 9,834,380, an increase of 3.7% compared to the 9,487,368 subscribers reported at the end of Q3 2018. This was comprised of 9,038,341 postpaid subscribers and 796,039 prepaid subscribers, an increase of 3.6% and 4.9%, respectively, from Q3 2018. At the end of Q3 2019, the proportion of Bell Wireless customers subscribing to our postpaid service was stable at 92%, compared to the same period in 2018.

3	MD&A	Business segment analysis Bell Wireless

BCE Inc. 2019 Third Quarter Shareholder Report

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of incumbent wireless postpaid net additions

•	Higher prepaid customer net additions

•	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services

•	Higher subscriber acquisition and retention spending, driven by higher handset costs

•

Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and the impact from Bell Mobility’s SSC contract

•	Increased adoption of unlimited data plans and installment payment plans

•

Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued 5G preparations with network technology trials, as well as the deployment of small cells and equipping all new sites with fibre

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Third Quarter Shareholder Report

3.2    Bell Wireline

KEY BUSINESS DEVELOPMENTS

EXPANSION OF ALL-FIBRE BROADBAND NETWORK IN BAS-SAINT-LAURENT REGION

Bell is partnering with the Québec and federal governments to expand Canada’s most advanced broadband network in the Bas-Saint-Laurent region. A joint $2.2 million investment will bring Bell’s all-fibre network, including the fastest Internet speeds in Québec and best TV services, to about 3,000 locations in Bas-Saint-Laurent: Saint-Philippe-de-Néri, Saint-Alexandre-de-Kamouraska, Couturier, Village-de-la-Blague, Cacouna-Sud, Pied-du-Lac, Saint-Pacôme and Saint-Germain.

With a direct fibre footprint encompassing more than 5 million homes and commercial locations across our expansive wireline footprint at the end of Q3 2019, up from approximately 4.6 million at the end of 2018, Bell has the largest fibre-to-the-premise (FTTP) footprint in Canada, enabling industry-leading total speeds of up to 1.5 Gigabits per second.

NEXT-GENERATION WHOLE HOME WI-FI

Bell launched the next generation of our Whole Home Wi-Fi pods, enabling faster speeds of up to 500 Mbps and the same great coverage with fewer pods. In addition to doubling speeds available on the previous model, the new Wi-Fi pods enable more devices to run simultaneously and provide a larger indoor and outdoor coverage radius. Available in Manitoba, Ontario and Québec and coming soon to Atlantic Canada, Whole Home Wi-Fi learns how households use the Internet and continually optimizes the network to ensure all devices receive the strongest signal and fastest speed available. With the Bell Wi-Fi mobile app, customers can easily manage their entire home network no matter where they are.

PAUSE AND REWIND LIVE TV WITH FIBE TV APP

Bell Fibe TV, Satellite TV and Alt TV customers can now pause and rewind live TV on any device with the Fibe TV app. The live pause and rewind option joins Download & Go, Restart and Wireless TV in a growing list of innovative services that have helped make Bell the #1 TV provider in Canada. Offering the most TV channels and on-demand content on tablets, smartphones or laptops, the Fibe TV app is also available across Amazon, Apple and Google viewing platforms.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2019 PERFORMANCE HIGHLIGHTS

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Third Quarter Shareholder Report

Retail high-speed Internet (1) (2)	Retail high-speed Internet (1)	Retail TV (1)
+4.2%	58,137	+0.7%
Subscriber growth	Total net subscriber activations	Subscriber growth
Q3 2019 vs. Q3 2018	in Q3 2019	Q3 2019 vs. Q3 2018

Retail IPTV	Retail residential NAS lines (1)
31,746	(8.8%)
Total net subscriber activations	Subscriber decline
in Q3 2019	in Q3 2019

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(2)	At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BELL WIRELINE RESULTS

REVENUES

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Data	1,929	1,867	62	3.3%	5,743	5,556	187	3.4%

Voice	881	948	(67)	(7.1%)	2,685	2,849	(164)	(5.8%)

Other services	61	60	1	1.7%	182	187	(5)	(2.7%)

Total external service revenues	2,871	2,875	(4)	(0.1%)	8,610	8,592	18	0.2%

Inter-segment service revenues	70	61	9	14.8%	209	178	31	17.4%

Total operating service revenues	2,941	2,936	5	0.2%	8,819	8,770	49	0.6%

Data	114	111	3	2.7%	367	313	54	17.3%

Equipment and other	10	13	(3)	(23.1%)	31	47	(16)	(34.0%)

Total external product revenues	124	124	–	–	398	360	38	10.6%

Inter-segment product revenues	1	–	1	n.m.	1	–	1	n.m.

Total operating product revenues	125	124	1	0.8%	399	360	39	10.8%

Total Bell Wireline revenues	3,066	3,060	6	0.2%	9,218	9,130	88	1.0%

n.m.: not meaningful

Bell Wireline operating revenues increased by 0.2% in Q3 2019 and by 1.0% in the first nine months of the year, compared to the same periods last year, driven by higher data services revenues, offset in part by the ongoing decline in voice revenues. Year-to-date revenue growth was also favourably impacted by increased product revenues.

Bell Wireline operating service revenues grew by 0.2% in Q3 2019 and by 0.6% in the first nine months of the year, compared to the same periods in 2018.

•	Data revenues increased by 3.3% in Q3 2019 and by 3.4% in the first nine months of the year, compared to the same periods last year, due to:

•	Increased Internet and IPTV subscribers coupled with residential rate increases

•	Greater IP connectivity and business solutions services sales to enterprise customers, including the contribution from the acquisition of Axia at the end of August 2018

These factors were partly offset by:

•	Higher acquisition, retention and bundle discounts on residential services

•	The continued decline in our satellite TV subscriber base

•	Continued legacy data erosion due in part to migrations to IP-based services

Year-to-date revenue growth was moderated by the contribution from the G7 summit and the Ontario general election in Q2 2018.

•	Voice revenues declined by 7.1% in Q3 2019 and by 5.8% in the first nine months of the year, compared to the same periods in 2018, resulting from:

•	Ongoing NAS line erosion from technological substitution to wireless and Internet-based services

•	Large business customer conversions to IP-based data services

•	Lower usage of traditional long distance services by residential and business customers

These factors were partly offset by residential rate increases.

Year-to-date revenues were further impacted by higher sales of international wholesale long distance minutes, offset in part by competitive pricing pressures within our business market.

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Third Quarter Shareholder Report

Bell Wireline operating product revenues were relatively stable in Q3 2019, increasing by 0.8% compared to Q3 2018. In the first nine months of the year, product revenues grew by 10.8% year over year driven by increased demand for equipment by large enterprise business customers, mainly in the government, banking and retail sectors.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating costs	(1,711)	(1,724)	13	0.8%	(5,163)	(5,148)	(15)	(0.3%)

Adjusted EBITDA	1,355	1,336	19	1.4%	4,055	3,982	73	1.8%

Adjusted EBITDA margin	44.2%	43.7%		0.5 pts	44.0%	43.6%		0.4 pts

Bell Wireline operating costs decreased by 0.8% in Q3 2019 compared to Q3 2018, due to:

•    The favourable impact from the adoption of IFRS 16 in 2019

•    Lower labour costs attributable to workforce reductions, lower call volumes to our customer service centres and vendor contract savings

These factors were partly offset by:

•    The acquisition of Axia

•    Increased network repairs and maintenance costs driven by hurricane damage in Atlantic Canada

•    Higher costs associated with increased business solutions services sales

Year-to-date operating costs grew by 0.3% compared to the same period last year, as the factors described above were more than offset by increased cost of goods sold related to the higher product sales, as well as greater payments to other carriers driven by increased sales of international wholesale long distance minutes in the first half of the year.

Bell Wireline adjusted EBITDA increased by 1.4% in Q3 2019, and by 1.8% in the first nine months of the year, compared to the same periods in 2018. The year-over-year increase in Q3 2019 was driven by the flow-through of the service revenue growth coupled with lower operating costs. The year-to-date growth in adjusted EBITDA was also driven by the flow-through of the revenue growth, but was moderated by higher operating costs. Adjusted EBITDA margin increased to 44.2% in Q3 2019, and to 44.0% in the first nine months of the year, compared to the 43.7% and the 43.6%, respectively, achieved in the same periods in 2018, reflecting the favourable impact from the adoption of IFRS 16 in 2019. Year-to-date adjusted EBITDA margin was moderated by greater low-margin product sales in the total revenue base.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q3 2019	Q3 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE

Retail net activations (1)	58,137	53,122	5,015	9.4%	100,222	84,081	16,141	19.2%

Retail subscribers (1) (2)	3,519,962	3,377,856	142,106	4.2%	3,519,962	3,377,856	142,106	4.2%

(1)  As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

(2)  At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

Retail high-speed Internet subscriber net activations increased by 9.4% in Q3 2019 and by 19.2% in the first nine months of the year, compared to the same periods last year, resulting from higher activations in our expanding fixed wireless-to-the-home (WTTH) and FTTP footprints. In the first nine months of the year, Internet net activations were favourably impacted by greater pull-through from our application-based live TV service Alt TV.

Retail high-speed Internet subscribers totaled 3,519,962 at September 30, 2019, up 4.2% from the end of Q3 2018.

Retail TV

	Q3 2019	Q3 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE

Retail net subscriber activations (losses) (1)	4,842	13,230	(8,388)	(63.4%)	5,632	8,328	(2,696)	(32.4%)

IPTV	31,746	40,091	(8,345)	(20.8%)	69,437	74,317	(4,880)	(6.6%)

Satellite	(26,904)	(26,861)	(43)	(0.2%)	(63,805)	(65,989)	2,184	3.3%

Total retail subscribers (1)	2,772,043	2,753,180	18,863	0.7%	2,772,043	2,753,180	18,863	0.7%

IPTV	1,745,143	1,639,233	105,910	6.5%	1,745,143	1,639,233	105,910	6.5%

Satellite	1,026,900	1,113,947	(87,047)	(7.8%)	1,026,900	1,113,947	(87,047)	(7.8%)

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our TV subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

Retail IPTV net subscriber activations declined by 20.8% in Q3 2019 and by 6.6% year to date, compared to the same periods last year, driven by the maturing Fibe TV and Alt TV markets, slower new service footprint growth, and higher substitution of traditional TV services with OTT services. The year-to-date decline in net activations was moderated by higher Alt TV activations in the first half of the year.

Retail satellite TV net customer losses were essentially stable in Q3 2019, increasing by 0.2% compared to the prior year. On a year to date basis, net customer losses improved by 3.3% compared to the same period in 2018, resulting from lower deactivations, reflecting a more mature subscriber base geographically better-suited for satellite TV service.

3	MD&A	Business segment analysis Bell Wireline

BCE Inc. 2019 Third Quarter Shareholder Report

Total retail TV net subscriber activations (IPTV and satellite TV combined) decreased by 63.4% in Q3 2019, and by 32.4% year to date, compared to the same periods in 2018, due to lower IPTV net activations. The year-to-date decline was moderated by fewer satellite TV net losses.

Retail IPTV subscribers at September 30, 2019 totaled 1,745,143, up 6.5% from 1,639,233 subscribers reported at the end of Q3 2018.

Retail satellite TV subscribers at September 30, 2019 totaled 1,026,900, down 7.8% from 1,113,947 subscribers at the end of the same period last year.

Total retail TV subscribers (IPTV and satellite TV combined) at September 30, 2019 were 2,772,043, representing a 0.7% increase since the end of Q3 2018.

VOICE

	Q3 2019	Q3 2018	CHANGE	% CHANGE	YTD 2019	YTD 2018	CHANGE	% CHANGE

Retail residential NAS lines net losses (1)	(65,656)	(73,241)	7,585	10.4%	(205,215)	(198,870)	(6,345)	(3.2%)

Retail residential NAS lines (1)	2,755,593	3,020,819	(265,226)	(8.8%)	2,755,593	3,020,819	(265,226)	(8.8%)

(1)

As of January 1, 2019, we are no longer reporting wholesale subscribers in our residential NAS subscriber base reflecting our focus on the retail market. Consequently, we restated previously reported 2018 subscribers for comparability.

Retail residential NAS net losses improved by 10.4% in Q3 2019, compared to Q3 2018, due to the lapping of the market shift from three-product to two-product Internet and TV service bundles, which began in the second half of 2018. The year-over-year improvement also reflected fewer customer deactivations due to a reduced number of customers coming off promotional offers, offset in part by the continued substitution to wireless and Internet-based technologies. In the first nine months of the year, NAS net losses increased by 3.2%, compared to the same period in 2018, driven by lower activations, attributable to the market shift from three-product to two-product Internet and TV service bundles in the first half of 2019.

Retail residential NAS subscribers at September 30, 2019 decreased 8.8% to 2,755,593, compared to the 3,020,819 subscribers reported at the end of Q3 2018. This represented an increase in the rate of subscriber erosion compared to the 6.7% rate of erosion experienced in Q3 2018, due to increased wireless and Internet-based technological substitution.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Positive full-year adjusted EBITDA growth

•	Continued growth in retail residential IPTV and Internet subscribers

•	Increasing wireless and Internet-based technological substitution

•	Residential services household average revenue per user growth from increased penetration of multi-product households and price increases

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed WTTH rural buildout

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

3	MD&A	Business segment analysis Bell Media

BCE Inc. 2019 Third Quarter Shareholder Report

3.3    Bell Media

KEY BUSINESS DEVELOPMENTS

LONG-TERM DEAL TO BRING HBO MAX ORIGINAL PROGRAMMING TO CANADA

On October 30, 2019, Bell Media announced a new long-term exclusive deal with Warner Bros. International Television Distribution (Warner Bros.) to bring original programming from Warner Bros.’ HBO Max to Canada, beginning in 2020. The agreement extends Bell Media’s programming relationship with Warner Bros., making original series from the new HBO Max service available to Canadians via its subscription video-on-demand service, Crave, and Bell Media’s suite of CTV-branded platforms, reinforcing Bell Media’s focus on delivering premium content. The deal also extends Bell Media’s existing relationship with Warner Bros. on conventional and specialty TV rights as well as on pay TV rights for Warner Bros.’ ‘first-run feature films’.

REBRANDING OF BELL MEDIA ENTERTAINMENT SPECIALTY CHANNELS

On September 12, 2019, Bell Media launched four newly-branded specialty TV channels, each leveraging Canada’s powerful CTV brand. The Comedy Network, Space, Bravo, and Gusto became CTV Comedy Channel, CTV Sci-Fi Channel, CTV Drama Channel, and CTV Life Channel, respectively.

LAUNCH OF AUDIO 360, A NEW AUDIO SOLUTION FOR CANADIAN ADVERTISERS

Bell Media partnered with Stingray Group Inc. (Stingray), a leading music, media, and technology company, to introduce AUDIO360, an advanced, multi-platform audio sales solution that brings together brands and consumers through the power of sound. AUDIO360 gives brands access to 22 million Canadian listeners weekly across a multi-platform audio offering. Designed to meet the needs of Canadian advertisers looking to connect with Canadian listeners, AUDIO360’s multi-platform approach connects brands with their target listeners on the right audio platform, across the right channels, at the right moment in time. AUDIO360 is designed to reach, engage, and influence Canadian listeners through digital streaming audio on the iHeartRadio Canada and Stingray Music apps, terrestrial audio on more than 200 Bell Media and Stingray radio stations, podcasts on the iHeartRadio Canada app and sponsorship opportunities.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2019 PERFORMANCE HIGHLIGHTS

CTV is the most-watched Canadian TV network 8 of Top 20 programs Nationally among total viewers Q3 2019 (summer season)

3	MD&A	Business segment analysis Bell Media

BCE Inc. 2019 Third Quarter Shareholder Report

BELL MEDIA RESULTS

REVENUES

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Total external revenues	654	622	32	5.1%	2,031	1,930	101	5.2%
Inter-segment revenues	97	109	(12)	(11.0%)	307	341	(34)	(10.0%)

Total Bell Media revenues	751	731	20	2.7%	2,338	2,271	67	3.0%

Bell Media operating revenues increased by 2.7% in Q3 2019, and by 3.0% in the first nine months of the year, compared to the same periods in 2018.

•  Advertising revenues decreased in Q3 2019 but increased in the first nine months of 2019, compared to the same periods last year.

The decrease in Q3 2019 is mainly driven by:

•  Reduced specialty TV advertising revenues due to the benefit in Q3 2018 from the broadcast of the 2018 men’s Fédération Internationale de Football Association (FIFA) World Cup

•  Lower radio advertising revenues from ongoing market softness

These factors were partly offset by:

•  Continued growth in out-of-home (OOH) advertising revenues

•  Higher conventional TV advertising revenues from increased demand due in part to the Federal election

The growth in year-to-date advertising revenues also benefited from the broadcast of the Toronto Raptors in the National Basketball Association (NBA) playoffs and finals and the recapture of advertising dollars following the shift last year to the principal broadcaster of the PyeongChang 2018 Winter Olympics.

•  Subscriber revenues increased in both the third quarter and the first nine months of 2019, compared to the same periods last year, mainly due to continued growth in Crave, our pay TV and streaming service, driven by higher subscribers, partly due to greater retention following the broadcast of the Game of Thrones final season, and rate increases subsequent to the launch of our enhanced Crave service in November 2018.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Operating costs	(525)	(549)	24	4.4%	(1,693)	(1,754)	61	3.5%

Adjusted EBITDA	226	182	44	24.2%	645	517	128	24.8%

Adjusted EBITDA margin	30.1%	24.9%		5.2 pts	27.6%	22.8%		4.8 pts

Bell Media operating costs decreased by 4.4% in Q3 2019 and by 3.5% in the first nine months of the year, compared to the same periods last year, mainly driven by:

•	The favourable impact from the adoption of IFRS 16 in 2019

•	Higher 2018 costs for the men’s FIFA World Cup broadcast rights

These	factors were partly offset by:

•	Continued investment in content for our Crave service

•	Higher labour costs to support the revenue growth

Bell Media adjusted EBITDA increased by 24.2% in Q3 2019 and by 24.8% in the first nine months of the year, compared to the same periods last year, driven by higher operating revenues coupled with lower operating expenses.

BELL MEDIA OPERATING METRICS

•

CTV maintained its #1 ranking as the most-watched network in Canada for the 15th consecutive summer season among total viewers in primetime, with eight of the top 20 programs nationally among total viewers

•

For the 2018-2019 broadcast year, Bell Media maintained its leadership position in the specialty and pay TV market, with its English specialty and pay TV properties reaching 83% of all Canadian English specialty and pay TV viewers and with its French specialty and pay TV properties reaching 83% of Québec French specialty and pay TV viewers in an average week

•

Bell Media continued to rank first in unique visitors, total page views and total page minutes in digital media among Canadian broadcast and video network competitors. Bell Media also ranked sixth among online properties in the country in terms of unique visitors and reach, with 22.2 million unique visitors per month, reaching 70% of the digital audience.

•	Bell Media remained Canada’s top radio broadcaster, reaching 16.2 million listeners who spent nearly 70 million hours tuned in each week

•

Astral is one of Canada’s leading OOH advertising provider reaching 18 million consumers weekly, with an offering of six innovative product lines (comprised of outdoor advertising, street furniture, airport, digital large format, transit and lifestyle) and owning more than 50,000 advertising faces, strategically located in key urban cities across the country.

3	MD&A	Business segment analysis Bell Media

BCE Inc. 2019 Third Quarter Shareholder Report

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2018 Annual MD&A, as updated or supplemented in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcasting distribution undertaking rate increases, and strategic pricing on advertising sales

•	Operating cost growth driven by higher programming costs, excluding IFRS 16, mainly due to continued investment in Crave content

•	Continued scaling of Crave and sports direct-to-consumer products

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	Monetization of content rights and Bell Media properties across all platforms

•	TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties

•	No material financial, operational or competitive consequences of changes in regulations affecting our media business

4	MD&A	Financial and capital management

BCE Inc. 2019 Third Quarter Shareholder Report

4  Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1    Net debt (1)

	SEPTEMBER 30, 2019	DECEMBER 31, 2018	$ CHANGE	% CHANGE

Debt due within one year	4,728	4,645	83	1.8%

Long-term debt	22,445	19,760	2,685	13.6%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(966)	(425)	(541)	n.m.

Net debt	28,209	25,982	2,227	8.6%

n.m.: not meaningful

The increase of $2,768 million in total debt comprised of debt due within one year and long-term debt was due to:

•	an increase in our lease liabilities of $2,304 million as a result of the adoption of IFRS 16 on January 1, 2019

•

the issuance by Bell Canada of Series M-49 and Series M-50 MTN debentures with total principal amounts of $600 million and $550 million in Canadian dollars, respectively, and Series US-2 Notes with a total principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars)

•	a net increase of $128 million in our lease liabilities and other debt

Partly offset by:

•	the early redemption of Series M-27 MTN debentures and Series M-37 debentures with total principal amounts of $1 billion and $400 million, respectively

•	a decrease in our notes payable (net of repayments) of $222 million

The increase in cash and cash equivalents of $541 million was due mainly to:

•	$2,924 million of free cash flow

•	$225 million issuance of common shares from the exercise of stock options

Partly offset by:

•	$2,103 million of dividends paid on BCE common shares

•	$266 million of debt repayments (net of issuances)

•	$100 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

On September 30, 2019, our net debt leverage ratio (1) was 2.82 times adjusted EBITDA. The ratio reflects a one-time increase due to the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019. The net debt leverage ratio is expected to improve through the end of 2019 as the trailing twelve-month adjusted EBITDA will reflect the full positive impact of higher adjusted EBITDA under IFRS 16.

4.2    Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2019	898,200,415

Shares issued under employee stock option plan	4,241,614

Shares issued under employee savings plan (ESP)	1,248,208

Outstanding, September 30, 2019	903,690,237

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2019	14,072,332	56

Granted	3,351,906	58

Exercised (3)	(4,241,614)	54

Forfeited	(67,223)	58

Outstanding, September 30, 2019	13,115,401	57

Exercisable, September 30, 2019	2,999,502	56

(1)

Net debt and net debt leverage ratio are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt and Net debt leverage ratio in this MD&A for more details including reconciliations to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,004 million in 2019 and 2018 are classified as debt consistent with the treatment by some credit rating agencies.

(3)	The weighted average market share price for options exercised during the nine months ended September 30, 2019 was $62.

4	MD&A	Financial and capital management

BCE Inc. 2019 Third Quarter Shareholder Report

4.3    Cash flows

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Cash flows from operating activities	2,258	2,043	215	10.5%	5,867	5,596	271	4.8%

Capital expenditures	(1,013)	(1,010)	(3)	(0.3%)	(2,835)	(2,997)	162	5.4%

Cash dividends paid on preferred shares	(47)	(35)	(12)	(34.3%)	(110)	(103)	(7)	(6.8%)

Cash dividends paid by subsidiaries to non-controlling interest	(12)	(3)	(9)	n.m.	(51)	(16)	(35)	n.m.

Acquisition and other costs paid	3	19	(16)	(84.2%)	53	65	(12)	(18.5%)

Free cash flow	1,189	1,014	175	17.3%	2,924	2,545	379	14.9%

Business acquisitions	(1)	(151)	150	99.3%	(51)	(395)	344	87.1%

Acquisition and other costs paid	(3)	(19)	16	84.2%	(53)	(65)	12	18.5%

Acquisition of spectrum licences	–	(19)	19	100.0%	–	(55)	55	100.0%

Disposition of intangibles and other assets	–	–	–	–	–	68	(68)	(100.0%)

Other investing activities	4	(9)	13	n.m.	12	(64)	76	n.m.

Net (repayment) issuance of debt instruments	(743)	366	(1,109)	n.m.	(266)	629	(895)	n.m.

Issue of common shares	161	1	160	n.m.	225	3	222	n.m.

Repurchase of common shares	–	–	–	–	–	(175)	175	100.0%

Purchase of shares for settlement of share-based payments	(14)	(39)	25	64.1%	(100)	(176)	76	43.2%

Cash dividends paid on common shares	(713)	(678)	(35)	(5.2%)	(2,103)	(2,002)	(101)	(5.0%)

Return of capital to non-controlling interest	–	(10)	10	100.0%	–	(51)	51	100.0%

Other financing activities	(8)	(20)	12	60.0%	(47)	(61)	14	23.0%

Net (decrease) increase in cash and cash equivalents	(128)	436	(564)	n.m.	541	201	340	n.m.

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the third quarter of 2019 increased by $215 million, compared to the same period last year, due mainly to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, and lower income taxes paid, partly offset by higher interest paid, which reflects the unfavourable impact from the adoption of IFRS 16.

Cash flows from operating activities for the first nine months of 2019 increased by $271 million, compared to the same period last year, due mainly to higher adjusted EBITDA, which reflects the favourable impact from the adoption of IFRS 16, and lower income taxes paid, partly offset by a decrease in operating assets and liabilities, higher interest paid, which reflects the unfavourable impact from the adoption of IFRS 16, and higher severance and other costs paid.

Free cash flow in Q3 2019 increased by $175 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding acquisition and other costs paid.

Free cash flow on a year-to-date basis in 2019 increased by $379 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding acquisition and other costs paid, and lower capital expenditures.

CAPITAL EXPENDITURES

	Q3 2019	Q3 2018	$ CHANGE	% CHANGE	YTD 2019	YTD 2018	$ CHANGE	% CHANGE

Bell Wireless	167	183	16	8.7%	486	531	45	8.5%

Capital intensity ratio	7.1%	8.1%		1.0 pts	7.3%	8.3%		1.0 pts

Bell Wireline	824	797	(27)	(3.4%)	2,278	2,384	106	4.4%

Capital intensity ratio	26.9%	26.0%		(0.9) pts	24.7%	26.1%		1.4 pts

Bell Media	22	30	8	26.7%	71	82	11	13.4%

Capital intensity ratio	2.9%	4.1%		1.2 pts	3.0%	3.6%		0.6 pts

BCE	1,013	1,010	(3)	(0.3%)	2,835	2,997	162	5.4%

Capital intensity ratio	16.9%	17.2%		0.3 pts	16.1%	17.4%		1.3 pts

4	MD&A	Financial and capital management

BCE Inc. 2019 Third Quarter Shareholder Report

BCE capital expenditures of $1,013 million in Q3 2019 were relatively stable compared to Q3 of last year, whereas year-to-date investments totaling $2,835 million declined by $162 million compared to the first nine months of 2018. Capital expenditures as a percentage of revenue (capital intensity ratio) decreased both in the quarter and in the first nine months of the year by 0.3 pts and 1.3 pts, respectively, compared to the same periods last year, to 16.9% in Q3 2019 and 16.1% year to date. Capital spending in Q3 2019 and year to date reflected the following:

•

Higher capital investments in our wireline segment of $27 million in the quarter compared to Q3 2018, while investments in the first nine months of the year were down by $106 million, primarily due to the timing of our spending. Capital expenditures continued to focus on the further deployment of FTTP to more homes and businesses, along with the roll-out of fixed WTTH to rural locations in Ontario and Québec.

•

Lower capital spending in our wireless segment of $16 million in Q3 2019 and $45 million year to date, compared to the same periods last year, due to the slower pace of spending year over year as we are well advanced in the build-out of our LTE-A network. We also continued to invest in the deployment of wireless small-cells to increase network speeds, coverage and signal quality, as well as in data fibre backhaul in preparation for 5G technology.

•	Reduced capital expenditures at Bell Media of $8 million in Q3 2019 and $11 million year to date, compared to the same periods in 2018, mainly due to production equipment and IT upgrades in 2018

BUSINESS ACQUISITIONS

On August 31, 2018, BCE completed the acquisition of all of the issued and outstanding common shares of Axia for a total cash consideration of $154 million.

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce Industries Inc. (AlarmForce) for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

DISPOSITION OF INTANGIBLE AND OTHER ASSETS

During Q1 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus Communications Inc. for total proceeds of approximately $68 million.

DEBT INSTRUMENTS

2019

In the third quarter of 2019, we repaid $743 million of debt, net of issuances. This included the repayments (net of issuances) of $1,066 million of notes payable and net payments of lease liabilities and other debt of $227 million. These repayments were partly offset by the issuance of Series M-50 MTN debentures with a total principal amount of $550 million in Canadian dollars.

In the first nine months of 2019, we repaid $266 million of debt, net of issuances. This included the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, the repayments (net of issuances) of $222 million of notes payable, and net payments of lease liabilities and other debt of $602 million. These repayments were partly offset by the issuances of Series M-49 and Series M-50 MTN debentures with total principal amounts of $600 million and $550 million in Canadian dollars, respectively, and Series US-2 Notes with a total principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars).

2018

In the third quarter of 2018, we issued $366 million of debt, net of repayments. This included the issuances of Series M-48 MTN debentures and Series US-1 Notes at Bell Canada with total principal amounts of $1 billion in Canadian dollars and $400 million in U.S. dollars ($526 million in Canadian dollars), respectively. These issuances were partly offset by the early redemption of Series M-25 MTN debentures in the principal amount of $1 billion, payments of finance leases and other debt of $130 million and the repayments (net of issuances) of $30 million of notes payable.

In the first nine months of 2018, we issued $629 million of debt, net of repayments. This included the issuances at Bell Canada of Series M-47 and M-48 MTN debentures with total principal amounts of $500 million and $1 billion, respectively, the issuances of Series US-1 Notes with total principal amounts of $750 million in U.S. dollars ($967 million in Canadian dollars) and $400 million in U.S. dollars ($526 million in Canadian dollars), respectively, and the issuances (net of repayments) of $10 million of notes payable. These issuances were partly offset by the early redemption of Series M-25 and M-28 MTN debentures, Series M-33 debentures and Series 9 notes in the principal amounts of $1 billion, $400 million, $300 million and $200 million, respectively, and payments of finance leases and other debt of $474 million.

ISSUANCE OF COMMON SHARES

The issuance of common shares in the third quarter and on a year-to-date basis in 2019 increased by $160 million and $222 million, respectively, compared to the same periods in 2018, due to a higher number of exercised stock options.

REPURCHASE OF COMMON SHARES

In Q1 2018, BCE repurchased and cancelled 3,085,697 common shares for a total cost of $175 million through a normal course issuer bid. Of the total cost, $69 million represented stated capital and $3 million represented the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

4	MD&A	Financial and capital management

BCE Inc. 2019 Third Quarter Shareholder Report

CASH DIVIDENDS PAID ON COMMON SHARES

In the third quarter of 2019, cash dividends paid on common shares increased by $35 million compared to Q3 2018, due to a higher dividend paid in Q3 2019 of $0.7925 per common share compared to $0.7550 per common share in Q3 2018.

In the first nine months of 2019, cash dividends paid on common shares increased by $101 million compared to 2018, due to a higher dividend paid in the first nine months of 2019 of $2.34 per common share compared to $2.2275 per common share for the same period last year.

4.4    Post-employment benefit plans

For the three months ended September 30, 2019, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $419 million due to a higher-than-expected return on plan assets in Q3 2019. The actual discount rate of 3.0% at September 30, 2019 remained unchanged from June 30, 2019.

For the nine months ended September 30, 2019, we recorded an increase in our post-employment benefit obligations and a loss, before taxes, in OCI of $19 million. This was due to a lower actual discount rate of 3.0% at September 30, 2019, as compared to 3.8% at December 31, 2018, partly offset by a higher-than-expected return on plan assets in 2019.

For the three and nine months ended September 30, 2018, we recorded a decrease in our post-employment benefit obligations and a gain, before taxes, in OCI of $409 million and $757 million, respectively. This was due to a higher actual discount rate of 3.9% at September 30, 2018, as compared to 3.7% at June 30, 2018 and 3.6% at December 31, 2017, partly offset by a lower-than-expected return on plan assets in 2018.

4.5    Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			SEPTEMBER 30, 2019		DECEMBER 31, 2018

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	34	34	61	61

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	81	85	108	112

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	18,692	21,153	18,188	19,178

Finance leases (1)	Debt due within one year and long-term debt	Present value of future cash flows discounted using observable market interest rates	–	–	2,097	2,304

(1)	Upon adoption of IFRS 16 on January 1, 2019, fair value disclosures are no longer required for leases.

4	MD&A	Financial and capital management

BCE Inc. 2019 Third Quarter Shareholder Report

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

				FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)
September 30, 2019

Publicly-traded and privately-held investments (3)	Other non-current assets	123	2	–	121

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	287	–	287	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	55	1	125	(71)
December 31, 2018

Publicly-traded and privately-held investments (3)	Other non-current assets	110	1	–	109

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	181	–	181	–

MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	43	–	114	(71)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Other income (expense) in the income statements.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense) in the income statements. The option has been exercisable since 2017.

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $8 million ($13 million) recognized in net earnings at September 30, 2019 and a gain (loss) of $201 million ($190 million) recognized in Other comprehensive income at September 30, 2019, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $3 million in Other comprehensive income at September 30, 2019, with all other variables held constant.

In Q2 2019, we entered into a cross currency interest rate swap with a notional amount of $600 million in U.S. dollars ($808 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-2 Notes maturing in 2049.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2019.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,162	CAD	2,856	2019-2020	Commercial paper

Cash flow	USD	203	CAD	251	2019	Anticipated transactions

Cash flow	PHP	464	CAD	11	2019	Anticipated transactions

Cash flow	USD	704	CAD	915	2020	Anticipated transactions

Cash flow	PHP	932	CAD	23	2020	Anticipated transactions

Cash flow	USD	220	CAD	284	2021	Anticipated transactions

Economic	USD	30	CAD	38	2019	Anticipated transactions

Economic – put options	USD	45	CAD	56	2019	Anticipated transactions

Economic – put options	USD	261	CAD	340	2020	Anticipated transactions

Economic – call options	USD	228	CAD	299	2020	Anticipated transactions

4	MD&A	Financial and capital management

BCE Inc. 2019 Third Quarter Shareholder Report

INTEREST RATE EXPOSURES

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $32 million in net earnings at September 30, 2019.

In Q3 2019, we entered into interest rate swaps with a notional amount of $275 million to hedge the dividend rate reset on BCE preferred shares in 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at September 30, 2019 was an asset of $110 million.

A 5% increase (decrease) in the market price of BCE’s common shares at September 30, 2019 would result in a gain (loss) of $41 million recognized in net earnings, with all other variables held constant.

4.6    Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2018 Annual MD&A.

4.7    Liquidity

Bell Canada extended the term of its $2.5 billion and additional $500 million revolving credit facilities by one year to November 2024 and November 2020, respectively, and the term of its $1 billion committed expansion credit facility by one year to November 2022. Bell Canada has the option, subject to certain conditions, to convert advances outstanding under the additional $500 million revolving credit facility into a term loan with a maximum one-year term.

Our cash requirements remain substantially unchanged from those described in the BCE 2018 Annual MD&A.

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2018 AIF under section 8, Legal proceedings, as subsequently updated in the BCE 2019 First Quarter MD&A and in the BCE 2019 Second Quarter MD&A.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On September 10, 2019, Mediatube Corp. (Mediatube) applied to the Supreme Court of Canada for leave to appeal the Federal Court of Appeal’s decision to dismiss Mediatube’s appeal of the decision of the Federal Court which dismissed the claim filed on April 23, 2013 against Bell Canada and Bell Aliant Regional Communications, Limited Partnership (now Bell Canada).

CLASS ACTION CONCERNING INDEXATION RATE OF PENSION PAYMENTS

On August 12, 2019, the Ontario Superior Court delivered its decision certifying the class action, but simultaneously dismissed the action on the merits. On September 10, 2019, the plaintiff filed an appeal to the Ontario Court of Appeal of the Ontario Superior Court’s decision.

5	MD&A	Quarterly financial information

BCE Inc. 2019 Third Quarter Shareholder Report

5  Quarterly financial information

BCE’s Q3 2019 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34, Interim Financial Reporting and were approved by BCE’s board of directors on October 30, 2019.

As required, we adopted IFRS 16 – Leases effective January 1, 2019, as described in section 8.1, Our accounting policies. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues

Service	5,185	5,231	5,045	5,231	5,117	5,129	4,964	5,152

Product	799	699	689	984	760	657	626	884

Total operating revenues	5,984	5,930	5,734	6,215	5,877	5,786	5,590	6,036

Adjusted EBITDA	2,594	2,595	2,409	2,394	2,457	2,430	2,254	2,329

Severance, acquisition and other costs	(23)	(39)	(24)	(58)	(54)	(24)	–	(47)

Depreciation	(861)	(888)	(882)	(799)	(779)	(787)	(780)	(783)

Amortization	(230)	(223)	(221)	(216)	(220)	(221)	(212)	(208)

Net earnings	922	817	791	642	867	755	709	698

Net earnings attributable to common shareholders	867	761	740	606	814	704	661	656

Net earnings per common share Basic and diluted	0.96	0.85	0.82	0.68	0.90	0.79	0.73	0.72

Weighted average number of common shares outstanding – basic (millions)	901.4	899.5	898.4	898.1	898.0	898.0	900.2	900.6

6	MD&A	Regulatory environment

BCE Inc. 2019 Third Quarter Shareholder Report

6  Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2018 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as subsequently updated in the BCE 2019 First Quarter MD&A and in the BCE 2019 Second Quarter MD&A.

TELECOMMUNICATIONS ACT

REVIEW OF WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified, and will reduce the scope of Bell Canada’s broadband wireless Internet buildout plan for smaller towns and rural communities by approximately 200,000 to one million households. Bell Canada and five major cable carriers (Cogeco Communications Inc., Bragg Communications Incorporated (Eastlink), Rogers Communications Canada Inc., Shaw Communications Inc. and Videotron Limited) (together, the Applicants) have sought leave to appeal the Decision from the Federal Court of Appeal. On September 27, 2019, the same court granted the Applicants an interim stay of the Decision including the requirement to file new tariffs reflecting the rates imposed by the CRTC. This interim stay will remain in effect until such time as the Federal Court of Appeal determines whether to grant the Applicants’ application for leave to appeal the Decision together with an interlocutory stay of the Decision pending the disposition of the appeal.

INTERNET CODE

On July 31, 2019, the CRTC released Telecom Regulatory Policy 2019-269, which established a mandatory code of conduct related to retail fixed Internet services (the Internet Code). The Internet Code will come into effect on January 31, 2020. The Internet Code sets out requirements relating to the clarity and content of contracts for retail fixed Internet services and related issues. The potential impact, if any, of the Internet Code on our business and financial results is unclear at this time.

7	MD&A	Business risks

BCE Inc. 2019 Third Quarter Shareholder Report

7  Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2018 Annual MD&A, we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks is updated in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A. The risks described in the BCE 2018 Annual MD&A, as updated in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A, include, without limitation, risks associated with:

•

the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies

•	the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services

•

the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

•

competition with global competitors, in addition to traditional Canadian TV competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content

•	the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, as well as creating bandwidth pressure

•

adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts

•

regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements

•

the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

•	the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction

•	the failure to continue investment in next-generation capabilities in a disciplined and strategic manner

•	the inability to drive a positive customer experience in all aspects of our engagement with customers

•	the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings

•	the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks

•	the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework

•	the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion

•	the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions

•	events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities

•	in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject

•

our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

•	changes to our base of suppliers or outsourcers that we may decide or be required to implement

•	the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers

•	security and data leakage exposure if security control protocols affecting our suppliers are bypassed

•	the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards

•	the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment

•	labour disruptions

•	the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth

•	uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained

•	the inability to manage various credit, liquidity and market risks

•	pension obligation volatility and increased contributions to post-employment benefit plans

7	MD&A	Business risks

BCE Inc. 2019 Third Quarter Shareholder Report

•	new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits

•	the failure to reduce costs as well as unexpected increases in costs

•	the failure to evolve practices to effectively monitor and control fraudulent activities

•	unfavourable resolution of legal proceedings and, in particular, class actions

•	new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations

•	health concerns about radiofrequency emissions from wireless communications devices and equipment

•	the inability to maintain customer service and our networks operational in the event of epidemics, pandemics or other health risks

•	the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

Please see section 9, Business risks of the BCE 2018 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2018 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please also see section 4.7, Liquidity – Litigation in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A for updates to the legal proceedings described in the BCE 2018 AIF, which sections 4.7 are incorporated by reference in this section 7. Please also see section 6, Regulatory environment in the BCE 2019 First Quarter MD&A, in the BCE 2019 Second Quarter MD&A and in this MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2018 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in the BCE 2019 First Quarter MD&A; in section 4.7, Liquidity – Litigation, in section 6, Regulatory environment and in section 7, Business risks in the BCE 2019 Second Quarter MD&A; as well as in section 4.7, Liquidity – Litigation and in section 6, Regulatory environment in this MD&A, the risks described in the BCE 2018 Annual MD&A remain substantially unchanged.

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Third Quarter Shareholder Report

8  Accounting policies, financial measures and controls

8.1    Our accounting policies

BCE’s Q3 2019 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on October 30, 2019. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2018, except as noted below. BCE’s Q3 2019 Financial Statements do not include all of the notes required in the annual financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases. IFRS 16 eliminates the distinction between operating and finance leases for lessees, requiring instead that we recognize a right-of-use asset and a lease liability at lease commencement for all leases, with certain exceptions permitted through elections and practical expedients. Accounting for leases previously classified as finance leases and lessor accounting remains largely unchanged under IFRS 16.

We recognized lease liabilities at January 1, 2019 for leases previously classified as operating leases, measured at the present value of lease payments using our incremental borrowing rate at that date. Property, plant and equipment includes the corresponding right-of-use assets also recognized at January 1, 2019. The right-of-use assets were generally measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. In certain cases, the right-of-use assets were measured as though IFRS 16 had been applied since the lease commencement date. A depreciation charge for right-of-use assets is recorded in Depreciation and an interest expense on lease liabilities is recorded in Finance costs in the income statement.

As permitted by IFRS 16, we elected not to recognize lease liabilities and right-of-use assets for short-term leases and leases of low value assets, which will continue to be expensed on a straight-line basis over the lease term. We have also applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16:

•	We generally do not separate non-lease components from related lease components. Each lease component and any associated non-lease components are accounted for as a single lease component.

•	We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics

•	As an alternative to performing an impairment review, we adjusted right-of-use assets for any onerous lease provisions recognized in the balance sheet at December 31, 2018

•	We applied the exemption not to recognize right-of-use assets and liabilities for certain leases with a remaining term of 12 months or less as of January 1, 2019

•	We used hindsight when determining the lease term when the lease contracts contain options to extend or terminate the lease

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Third Quarter Shareholder Report

ADOPTION OF IFRS 16

Upon adoption of IFRS 16 on January 1, 2019, we recognized right-of-use assets of $2,257 million within property, plant and equipment, and lease liabilities of $2,304 million within debt, with an increase to our deficit of $19 million. These amounts were recognized in addition to assets under finance leases of $1,947 million and the corresponding finance lease liabilities of $2,097 million at December 31, 2018 under IAS 17. As a result, on January 1, 2019, our total right-of-use assets and lease liabilities amounted to $4,204 million and $4,401 million, respectively. The table below shows the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position.

	DECEMBER 31, 2018 AS REPORTED	IFRS 16 IMPACTS	JANUARY 1, 2019 UPON ADOPTION OF IFRS 16

Prepaid expenses	244	(55)	189

Other current assets	329	9	338

Property, plant and equipment	24,844	2,257	27,101

Other non-current assets	847	17	864

Trade payables and other liabilities	3,941	(10)	3,931

Debt due within one year	4,645	293	4,938

Long-term debt	19,760	2,011	21,771

Deferred tax liabilities	3,163	(7)	3,156

Other non-current liabilities	997	(39)	958

Deficit	(4,937)	(19)	(4,956)

Non-controlling interest	326	(1)	325

BCE’s operating lease commitments at December 31, 2018 were $1,612 million. The difference between operating lease commitments at December 31, 2018 and lease liabilities of $2,304 million upon adoption of IFRS 16 at January 1, 2019, is due mainly to an increase of $1,122 million related to renewal options reasonably certain to be exercised, an increase of $112 million mainly related to non-monetary transactions and a decrease of ($542) million as a result of discounting applied to future lease payments, which was determined using a weighted-average incremental borrowing rate of 3.49% at January 1, 2019.

SIGNIFICANT ACCOUNTING POLICIES – LEASES

The following accounting policy applies as of January 1, 2019 following the adoption of IFRS 16. Prior to January 1, 2019, we continued to apply IAS 17 as disclosed in our 2018 annual consolidated financial statements, as permitted by the specific transition provisions of IFRS 16.

We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.

We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:

•	Fixed (and in-substance fixed) lease payments, less any lease incentives

•	Variable lease payments that depend on an index or rate

•

Payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating costs in the period in which the event or condition that triggers those payments occurs.

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Third Quarter Shareholder Report

ESTIMATES AND KEY JUDGMENTS

SIGNIFICANT JUDGMENTS AND ESTIMATES RELATING TO THE APPLICATION OF IFRS 16

The application of IFRS 16 requires BCE to make judgments and estimates that affect the measurement of right-of-use assets and liabilities. In determining the lease term, we must consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Assessing whether a contract includes a lease also requires judgment. Estimates are required to determine the appropriate discount rate used to measure lease liabilities.

8.2    Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2019 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net earnings	922	867	2,530	2,331

Severance, acquisition and other costs	23	54	86	78

Depreciation	861	779	2,631	2,346

Amortization	230	220	674	653

Finance costs

Interest expense	282	255	846	741

Interest on post-employment benefit obligations	16	17	47	51

Other (income) expense	(61)	41	(106)	190

Income taxes	321	224	890	751

Adjusted EBITDA	2,594	2,457	7,598	7,141

BCE operating revenues	5,984	5,877	17,648	17,253

Adjusted EBITDA margin	43.3%	41.8%	43.1%	41.4%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Third Quarter Shareholder Report

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q3 2019		Q3 2018		YTD 2019		YTD 2018
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	867	0.96	814	0.90	2,368	2.63	2,179	2.42

Severance, acquisition and other costs	17	0.02	39	0.04	63	0.08	56	0.06

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(64)	(0.07)	5	0.01	(146)	(0.16)	83	0.10

Net losses on investments	–	–	–	–	57	0.06	20	0.02

Early debt redemption costs	–	–	2	0.01	13	0.01	15	0.02

Impairment charges	–	–	1	–	4	–	4	–

Adjusted net earnings	820	0.91	861	0.96	2,359	2.62	2,357	2.62

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Cash flows from operating activities	2,258	2,043	5,867	5,596

Capital expenditures	(1,013)	(1,010)	(2,835)	(2,997)

Cash dividends paid on preferred shares	(47)	(35)	(110)	(103)

Cash dividends paid by subsidiaries to NCI	(12)	(3)	(51)	(16)

Acquisition and other costs paid	3	19	53	65

Free cash flow	1,189	1,014	2,924	2,545

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

			SEPTEMBER 30, 2019	DECEMBER 31, 2018
Debt due within one year			4,728	4,645

Long-term debt			22,445	19,760

50% of outstanding preferred shares			2,002	2,002

Cash and cash equivalents			(966)	(425)

Net debt			28,209	25,982

8	MD&A	Accounting policies, financial measures and controls

BCE Inc. 2019 Third Quarter Shareholder Report

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
• Retail NAS subscribers are based on a line count and are represented by a unique telephone number

8.3    Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The adoption of IFRS 16, Leases, effective January 1, 2019, required the implementation of new accounting systems and processes, which changed the company’s internal controls over lease accounting. We continue to review the design of these controls and do not expect significant changes to our internal control over financial reporting due to the adoption of the new standard in 2019.

Consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Consolidated financial statements
Consolidated income statements

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2019	2018	2019	2018

Operating revenues	4	5,984	5,877	17,648	17,253

Operating costs	4, 5	(3,390)	(3,420)	(10,050)	(10,112)

Severance, acquisition and other costs	6	(23)	(54)	(86)	(78)

Depreciation		(861)	(779)	(2,631)	(2,346)

Amortization		(230)	(220)	(674)	(653)

Finance costs

Interest expense		(282)	(255)	(846)	(741)

Interest on post-employment benefit obligations	11	(16)	(17)	(47)	(51)

Other income (expense)	7	61	(41)	106	(190)

Income taxes	9	(321)	(224)	(890)	(751)

Net earnings		922	867	2,530	2,331

Net earnings attributable to:

Common shareholders		867	814	2,368	2,179

Preferred shareholders		37	36	113	107

Non-controlling interest		18	17	49	45

Net earnings		922	867	2,530	2,331

Net earnings per common share – basic and diluted	8	0.96	0.90	2.63	2.42

Weighted average number of common shares outstanding – basic (millions)		901.4	898.0	899.8	898.7

Consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	2019	2018	2019	2018

Net earnings	922	867	2,530	2,331

Other comprehensive income (loss), net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($46) million and $7 million for the three months ended September 30, 2019 and 2018, respectively, and ($30) million and $2 million for the nine months ended September 30, 2019 and 2018, respectively	125	(20)	81	(6)

Items that will not be reclassified to net earnings

Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($113) million and ($111) million for the three months ended September 30, 2019 and 2018, respectively, and $5 million and ($205) million for the nine months ended September 30, 2019 and 2018, respectively (1)	306	298	(14)	552

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($3) million and $4 million for the three months ended September 30, 2019 and 2018, respectively, and $5 million and ($9) million for the nine months ended September 30, 2019 and 2018, respectively	9	(10)	(13)	25

Other comprehensive income	440	268	54	571

Total comprehensive income	1,362	1,135	2,584	2,902

Total comprehensive income attributable to:

Common shareholders	1,307	1,083	2,425	2,748

Preferred shareholders	37	36	113	107

Non-controlling interest	18	16	46	47

Total comprehensive income	1,362	1,135	2,584	2,902

(1)

The discount rate used to value our post-employment benefit obligations at September 30, 2019 and at June 30, 2019 was 3.0% compared to 3.8% at December 31, 2018. The discount rate used to value our post-employment benefit obligations at September 30, 2018 was 3.9% compared to 3.7% at June 30, 2018 and 3.6% at December 31, 2017.

Consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2019	DECEMBER 31, 2018

ASSETS

Current assets

Cash		919	425

Cash equivalents		47	–

Trade and other receivables		2,866	3,006

Inventory		483	432

Contract assets		1,049	987

Contract costs		395	370

Prepaid expenses		270	244

Other current assets		226	329

Total current assets		6,255	5,793

Non-current assets

Contract assets		495	506

Contract costs		348	337

Property, plant and equipment		27,379	24,844

Intangible assets		13,463	13,205

Deferred tax assets		140	112

Investments in associates and joint ventures		706	798

Other non-current assets		1,171	847

Goodwill		10,669	10,658

Total non-current assets		54,371	51,307

Total assets		60,626	57,100

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,650	3,941

Contract liabilities		681	703

Interest payable		207	196

Dividends payable		728	691

Current tax liabilities		383	253

Debt due within one year		4,728	4,645

Total current liabilities		10,377	10,429

Non-current liabilities

Contract liabilities		206	196

Long-term debt	10	22,445	19,760

Deferred tax liabilities		3,425	3,163

Post-employment benefit obligations	11	2,038	1,866

Other non-current liabilities		872	997

Total non-current liabilities		28,986	25,982

Total liabilities		39,363	36,411

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,004	4,004

Common shares	13	20,350	20,036

Contributed surplus		1,167	1,170

Accumulated other comprehensive income		141	90

Deficit		(4,735)	(4,937)

Total equity attributable to BCE shareholders		20,927	20,363

Non-controlling interest		336	326

Total equity		21,263	20,689

Total liabilities and equity		60,626	57,100

Consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Consolidated statements of changes in equity
		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED SEPTEMBER 30, 2019 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2018		4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

Adoption of IFRS 16	2, 16	–	–	–	–	(19)	(19)	(1)	(20)

Balance at January 1, 2019		4,004	20,036	1,170	90	(4,956)	20,344	325	20,669

Net earnings		–	–	–	–	2,481	2,481	49	2,530

Other comprehensive income (loss)		–	–	–	70	(13)	57	(3)	54

Total comprehensive income		–	–	–	70	2,468	2,538	46	2,584

Common shares issued under employee stock option plan		–	238	(10)	–	–	228	–	228

Common shares issued under employee savings plan (ESP)		–	75	–	–	–	75	–	75

Other share-based compensation		–	1	7	–	7	15	–	15

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,254)	(2,254)	–	(2,254)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(50)	(50)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(19)	–	(19)	–	(19)

Other		–	–	–	–	–	–	15	15

Balance at September 30, 2019		4,004	20,350	1,167	141	(4,735)	20,927	336	21,263

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED SEPTEMBER 30, 2018 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPRE- HENSIVE (LOSS) INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2017		4,004	20,091	1,162	(17)	(4,938)	20,302	323	20,625

Adoption of IFRS 9		–	–	–	–	(4)	(4)	–	(4)

Balance at January 1, 2018		4,004	20,091	1,162	(17)	(4,942)	20,298	323	20,621

Net earnings		–	–	–	–	2,286	2,286	45	2,331

Other comprehensive income		–	–	–	17	552	569	2	571

Total comprehensive income		–	–	–	17	2,838	2,855	47	2,902

Common shares issued under employee stock option plan		–	5	–	–	–	5	–	5

Other share-based compensation		–	–	2	–	(23)	(21)	–	(21)

Repurchase of common shares	13	–	(69)	(3)	–	(103)	(175)	–	(175)

Common shares issued for the acquisition of AlarmForce Industries Inc. (AlarmForce)	3	–	1	–	–	–	1	–	1

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,141)	(2,141)	–	(2,141)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(5)	(5)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	4	–	4	–	4

Return of capital to non-controlling interest		–	–	–	–	(7)	(7)	(44)	(51)

Other		–	–	–	–	–	–	3	3

Balance at September 30, 2018		4,004	20,028	1,161	4	(4,378)	20,819	324	21,143

Consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Consolidated statements of cash flows
FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2019	2018	2019	2018

Cash flows from operating activities

Net earnings		922	867	2,530	2,331

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	6	23	54	86	78

Depreciation and amortization		1,091	999	3,305	2,999

Post-employment benefit plans cost	11	76	82	234	252

Net interest expense		275	251	826	732

Losses on investments	7	–	–	4	–

Income taxes		321	224	890	751

Contributions to post-employment benefit plans		(62)	(69)	(213)	(230)

Payments under other post-employment benefit plans		(17)	(20)	(54)	(58)

Severance and other costs paid		(46)	(27)	(145)	(95)

Interest paid		(286)	(207)	(823)	(695)

Income taxes paid (net of refunds)		(88)	(161)	(504)	(558)

Acquisition and other costs paid		(3)	(19)	(53)	(65)

Net change in operating assets and liabilities		52	69	(216)	154

Cash flows from operating activities		2,258	2,043	5,867	5,596

Cash flows used in investing activities

Capital expenditures		(1,013)	(1,010)	(2,835)	(2,997)

Business acquisitions	3	(1)	(151)	(51)	(395)

Disposition of intangibles and other assets	3	–	–	–	68

Acquisition of spectrum licences		–	(19)	–	(55)

Other investing activities		4	(9)	12	(64)

Cash flows used in investing activities		(1,010)	(1,189)	(2,874)	(3,443)

Cash flows used in financing activities

(Decrease) increase in notes payable		(1,066)	(30)	(222)	10

Increase (decrease) in securitized trade receivables		–	–	31	(2)

Issue of long-term debt	10	549	1,530	1,954	2,996

Repayment of long-term debt	10	(226)	(1,134)	(2,029)	(2,375)

Issue of common shares		161	1	225	3

Purchase of shares for settlement of share-based payments		(14)	(39)	(100)	(176)

Repurchase of common shares	13	–	–	–	(175)

Cash dividends paid on common shares		(713)	(678)	(2,103)	(2,002)

Cash dividends paid on preferred shares		(47)	(35)	(110)	(103)

Cash dividends paid by subsidiaries to non-controlling interest		(12)	(3)	(51)	(16)

Return of capital to non-controlling interest		–	(10)	–	(51)

Other financing activities		(8)	(20)	(47)	(61)

Cash flows used in financing activities		(1,376)	(418)	(2,452)	(1,952)

Net increase in cash		200	242	494	54

Cash at beginning of period		719	254	425	442

Cash at end of period		919	496	919	496

Net (decrease) increase in cash equivalents		(328)	194	47	147

Cash equivalents at beginning of period		375	136	–	183

Cash equivalents at end of period		47	330	47	330

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2018 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2019.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers nationally across Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers nationally across Canada.

Note 2	Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on October 30, 2019. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2018, except as noted below and as described in Note 16, Adoption of IFRS 16.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

Under IAS 17, leases of property, plant and equipment were recognized as finance leases when we obtained substantially all the risks and rewards of ownership of the underlying assets. All other leases were classified as operating leases. IFRS 16 eliminates the distinction between operating and finance leases for lessees, requiring instead that we recognize a right-of-use asset and a lease liability at lease commencement for all leases, with certain exceptions permitted through elections and practical expedients. Accounting for leases previously classified as finance leases and lessor accounting remains largely unchanged under IFRS 16.

We recognized lease liabilities at January 1, 2019 for leases previously classified as operating leases, measured at the present value of lease payments using our incremental borrowing rate at that date. Property, plant and equipment includes the corresponding right-of-use assets also recognized at January 1, 2019. The right-of-use assets were generally measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. In certain cases, the right-of-use assets were measured as though IFRS 16 had been applied since the lease commencement date. A depreciation charge for right-of-use assets is recorded in Depreciation and an interest expense on lease liabilities is recorded in Finance costs in the income statement.

As permitted by IFRS 16, we elected not to recognize lease liabilities and right-of-use assets for short-term leases and leases of low value assets, which will continue to be expensed on a straight-line basis over the lease term. We have also applied certain practical expedients to facilitate the initial adoption and ongoing application of IFRS 16:

•	We generally do not separate non-lease components from related lease components. Each lease component and any associated non-lease components are accounted for as a single lease component.

•	We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics

•	As an alternative to performing an impairment review, we adjusted right-of-use assets for any onerous lease provisions recognized in the balance sheet at December 31, 2018

•	We applied the exemption not to recognize right-of-use assets and liabilities for certain leases with a remaining term of 12 months or less as of January 1, 2019

•	We used hindsight when determining the lease term when the lease contracts contain options to extend or terminate the lease

For additional details, see Note 16, Adoption of IFRS 16.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Note 3	Business acquisitions and dispositions

2018

ACQUISITION OF AXIA NETMEDIA CORPORATION

On August 31, 2018, BCE completed the acquisition of all of the issued and outstanding common shares of Axia NetMedia Corporation (Axia) for a total cash consideration of $154 million.

Axia provides broadband network services to commercial and government accounts throughout the province of Alberta. The acquisition of Axia expands BCE’s broadband operations in Alberta and will add approximately 10,000 kilometres of fibre capacity to our footprint.

Axia is included in our Bell Wireline segment in our consolidated financial statements.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL

Cash consideration	154

Total cost to be allocated	154

Trade and other receivables	5

Other non-cash working capital	(13)

Property, plant and equipment	64

Finite-life intangible assets	20

Other non-current liabilities	(5)

71

Cash and cash equivalents	3

Fair value of net assets acquired	74

Goodwill (1)	80

(1)	Goodwill arises principally from expected synergies and is not deductible for tax purposes. Goodwill arising from the transaction was allocated to our Bell Wireline group of cash generating units.

The transaction did not have a significant impact on our consolidated operating revenues and net earnings for the nine months ended September 30, 2018.

ACQUISITION OF ALARMFORCE

On January 5, 2018, BCE acquired all of the issued and outstanding shares of AlarmForce for a total consideration of $182 million, of which $181 million was paid in cash and the remaining $1 million through the issuance of 22,531 BCE common shares.

Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to Telus Communications Inc. for total proceeds of approximately $68 million.

AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the Smart Home marketplace.

AlarmForce is included in our Bell Wireline segment in our consolidated financial statements.

For the nine months ended September 30, 2018, operating revenues of $35 million and net earnings of $3 million from AlarmForce are included in the consolidated income statements from the date of acquisition. These amounts reflect the amortization of certain elements of the purchase price allocation and related tax adjustments.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Note 4	Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

The following tables present financial information by segment for the three month periods ended September 30, 2019 and 2018.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2019	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,335	2,995	654	–	5,984

Inter-segment		13	71	97	(181)	–

Total operating revenues		2,348	3,066	751	(181)	5,984

Operating costs	5	(1,335)	(1,711)	(525)	181	(3,390)

Segment profit (1)		1,013	1,355	226	–	2,594

Severance, acquisition and other costs	6					(23)

Depreciation and amortization						(1,091)

Finance costs

Interest expense						(282)

Interest on post-employment benefit obligations	11					(16)

Other income	7					61

Income taxes	9					(321)

Net earnings						922
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2018	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,256	2,999	622	–	5,877

Inter-segment		13	61	109	(183)	–

Total operating revenues		2,269	3,060	731	(183)	5,877

Operating costs	5	(1,330)	(1,724)	(549)	183	(3,420)

Segment profit (1)		939	1,336	182	–	2,457

Severance, acquisition and other costs	6					(54)

Depreciation and amortization						(999)

Finance costs

Interest expense						(255)

Interest on post-employment benefit obligations	11					(17)

Other expense	7					(41)

Income taxes	9					(224)

Net earnings						867

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

The following tables present financial information by segment for the nine month periods ended September 30, 2019 and 2018.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		6,609	9,008	2,031	–	17,648

Inter-segment		40	210	307	(557)	–

Total operating revenues		6,649	9,218	2,338	(557)	17,648

Operating costs	5	(3,751)	(5,163)	(1,693)	557	(10,050)

Segment profit (1)		2,898	4,055	645	–	7,598

Severance, acquisition and other costs	6					(86)

Depreciation and amortization						(3,305)

Finance costs

Interest expense						(846)

Interest on post-employment benefit obligations	11					(47)

Other income	7					106

Income taxes	9					(890)

Net earnings						2,530
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		6,371	8,952	1,930	–	17,253

Inter-segment		40	178	341	(559)	–

Total operating revenues		6,411	9,130	2,271	(559)	17,253

Operating costs	5	(3,769)	(5,148)	(1,754)	559	(10,112)

Segment profit (1)		2,642	3,982	517	–	7,141

Severance, acquisition and other costs	6					(78)

Depreciation and amortization						(2,999)

Finance costs

Interest expense						(741)

Interest on post-employment benefit obligations	11					(51)

Other expense	7					(190)

Income taxes	9					(751)

Net earnings						2,331
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
REVENUES BY SERVICES AND PRODUCTS
			THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30			2019	2018	2019	2018

Services (1)

Wireless			1,660	1,620	4,820	4,688

Data			1,929	1,867	5,743	5,556

Voice			881	948	2,685	2,849

Media			654	622	2,031	1,930

Other services			61	60	182	187

Total services			5,185	5,117	15,461	15,210

Products (2)

Wireless			675	636	1,789	1,683

Data			114	111	367	313

Equipment and other			10	13	31	47

Total products			799	760	2,187	2,043

Total operating revenues			5,984	5,877	17,648	17,253

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Note 5	Operating costs

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2019	2018	2019	2018

Labour costs

Wages, salaries and related taxes and benefits (1)		(1,068)	(1,068)	(3,218)	(3,221)

Post-employment benefit plans service cost (net of capitalized amounts)	11	(60)	(65)	(187)	(201)

Other labour costs (2)		(256)	(262)	(742)	(772)

Less:

Capitalized labour (1)		268	271	783	793

Total labour costs		(1,116)	(1,124)	(3,364)	(3,401)

Cost of revenues (1) (3)		(1,782)	(1,783)	(5,240)	(5,207)

Other operating costs (1) (4)		(492)	(513)	(1,446)	(1,504)

Total operating costs		(3,390)	(3,420)	(10,050)	(10,112)

(1)      We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

(2)      Other labour costs include contractor and outsourcing costs.

(3)      Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)      Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6	Severance, acquisition and other costs

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2019	2018	2019	2018

Severance	(10)	(52)	(37)	(76)

Acquisition and other	(13)	(2)	(49)	(2)

Total severance, acquisition and other costs	(23)	(54)	(86)	(78)

SEVERANCE COSTS
Severance costs consist of charges related to involuntary and voluntary employee terminations. In 2018, severance costs include a 4% reduction in management workforce across BCE.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant.

Note 7	Other income (expense)
			THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		NOTE	2019	2018	2019	2018

Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans			88	(7)	200	(114)

Equity losses from investments in associates and joint ventures

Operations			(34)	(26)	(29)	(29)

Losses on investments (1)			–	–	(53)	(20)

Early debt redemption costs		10	–	(2)	(18)	(20)

Losses on retirements and disposals of property, plant and equipment and intangible assets			(5)	(4)	(11)	(5)

Impairment of assets			(1)	(1)	(6)	(5)

Losses on investments			–	–	(4)	–

Other			13	(1)	27	3

Total other income (expense)			61	(41)	106	(190)

(1)

The $53 million and $20 million loss in 2019 and 2018, respectively, represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Note 8	Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2019	2018	2019	2018

Net earnings attributable to common shareholders – basic	867	814	2,368	2,179

Dividends declared per common share (in dollars)	0.7925	0.7550	2.3775	2.2650

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	901.4	898.0	899.8	898.7

Assumed exercise of stock options (1)	0.8	0.3	0.4	0.3

Weighted average number of common shares outstanding – diluted (in millions)	902.2	898.3	900.2	899.0

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 40,311 for the third quarter of 2019 and 55,773 for the first nine months of 2019, compared to 12,020,070 for both the third quarter and first nine months of 2018.

Note 9	Income taxes

During Q3 2018, various uncertain tax positions were settled, which resulted in the reversal of deferred tax liabilities.

Note 10	Debt

On September 10, 2019, Bell Canada issued 2.90% Series M-50 medium term note (MTN) debentures under its 1997 trust indenture, with a principal amount of $550 million, which mature on September 10, 2029.

On June 13, 2019, Bell Canada redeemed, prior to maturity, its 3.25% Series M-27 MTN debentures, having an outstanding principal amount of $1 billion, which were due June 17, 2020.

On May 24, 2019, Bell Canada redeemed, prior to maturity, its 3.54% Series M-37 debentures, having an outstanding principal amount of $400 million, which were due on June 12, 2020.

In Q2 2019, we incurred early debt redemption charges of $18 million which were recorded in Other income (expense) in the income statement.

On May 13, 2019, Bell Canada issued 2.75% Series M-49 MTN debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on January 29, 2025. In addition, on the same date, Bell Canada issued 4.30% Series US-2 Notes under its 2016 trust indenture, with a principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars), which mature on July 29, 2049. The Series US-2 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 12, Financial assets and liabilities, for additional details.

Note 11	Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2019	2018	2019	2018

DB pension	(49)	(53)	(145)	(159)

DC pension	(25)	(25)	(84)	(82)

OPEBs	(1)	(1)	(2)	(3)

Less:

Capitalized benefit plans cost	15	14	44	43

Total post-employment benefit plans service cost included in operating costs	(60)	(65)	(187)	(201)

Other costs recognized in severance, acquisition and other costs	–	–	–	(4)

Total post-employment benefit plans service cost	(60)	(65)	(187)	(205)

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2019	2018	2019	2018

DB pension	(4)	(6)	(14)	(17)

OPEBs	(12)	(11)	(33)	(34)

Total interest on post-employment benefit obligations	(16)	(17)	(47)	(51)

Note 12	Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

			SEPTEMBER 30, 2019		DECEMBER 31, 2018
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	34	34	61	61

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	81	85	108	112

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	18,692	21,153	18,188	19,178

Finance leases (1)	Debt due within one year and long-term debt	Present value of future cash flows discounted using observable market interest rates	–	–	2,097	2,304

(1)	Upon adoption of IFRS 16 on January 1, 2019, fair value disclosures are no longer required for leases.

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

			FAIR VALUE
			QUOTED PRICES IN
			ACTIVE MARKETS	OBSERVABLE	NON-OBSERVABLE
		CARRYING VALUE OF	FOR IDENTICAL	MARKET DATA	MARKET INPUTS
	CLASSIFICATION	ASSET (LIABILITY)	ASSETS (LEVEL 1)	(LEVEL 2) (1)	(LEVEL 3) (2)

September 30, 2019

Publicly-traded and privately-held investments	Other non-current assets	123	2	–	121

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	287	–	287	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	55	1	125	(71)

December 31, 2018
Publicly-traded and privately-held investments	Other non-current assets	110	1	–	109

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	181	–	181	–

MLSE financial liability (3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	43	–	114	(71)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recorded in Other income (expense) in the income statements. The option has been exercisable since 2017.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $8 million ($13 million) recognized in net earnings at September 30, 2019 and a gain (loss) of $201 million ($190 million) recognized in Other comprehensive income at September 30, 2019, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $3 million in Other comprehensive income at September 30, 2019, with all other variables held constant.

In Q2 2019, we entered into a cross currency interest rate swap with a notional amount of $600 million in U.S. dollars ($808 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-2 Notes maturing in 2049. See Note 10, Debt, for additional details.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2019.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	2,162	CAD	2,856	2019-2020	Commercial paper

Cash flow	USD	203	CAD	251	2019	Anticipated transactions

Cash flow	PHP	464	CAD	11	2019	Anticipated transactions

Cash flow	USD	704	CAD	915	2020	Anticipated transactions

Cash flow	PHP	932	CAD	23	2020	Anticipated transactions

Cash flow	USD	220	CAD	284	2021	Anticipated transactions

Economic	USD	30	CAD	38	2019	Anticipated transactions

Economic – put options	USD	45	CAD	56	2019	Anticipated transactions

Economic – put options	USD	261	CAD	340	2020	Anticipated transactions

Economic – call options	USD	228	CAD	299	2020	Anticipated transactions

INTEREST RATE EXPOSURES

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $32 million in net earnings at September 30, 2019.

In Q3 2019, we entered into interest rate swaps with a notional amount of $275 million to hedge the dividend rate reset on BCE preferred shares in 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at September 30, 2019 was an asset of $110 million.

A 5% increase (decrease) in the market price of BCE’s common shares at September 30, 2019 would result in a gain (loss) of $41 million recognized in net earnings, with all other variables held constant.

Note 13	Share capital

NORMAL COURSE ISSUER BID PROGRAM (NCIB)

In Q1 2018, BCE repurchased and canceled 3,085,697 common shares for a total cost of $175 million through a NCIB. Of the total cost, $69 million represented stated capital and $3 million represented the reduction of the contributed surplus attributable to these common shares. The remaining $103 million was charged to the deficit.

Note 14	Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2019	2018	2019	2018

ESP	(7)	(7)	(22)	(21)

Restricted share units (RSUs) and performance share units (PSUs)	(12)	(10)	(43)	(40)

Other (1)	(2)	(2)	(8)	(8)

Total share-based payments	(21)	(19)	(73)	(69)

(1)	Includes deferred share plan (DSP), deferred share units (DSUs) and stock options.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

The following tables summarize the change in outstanding ESP shares, RSUs/PSUs, DSUs and stock options for the period ended September 30, 2019.

ESP
NUMBER OF ESP SHARES
Unvested contributions, January 1, 2019	1,120,426

Contribution (1)	471,181

Dividends credited	43,649

Vested	(403,301)

Forfeited	(121,021)

Unvested contributions, September 30, 2019	1,110,934
(1) The weighted average fair value of the shares contributed during the nine months ended September 30, 2019 was $60.
RSUs/PSUs
NUMBER OF RSUs/PSUs

Outstanding, January 1, 2019	2,812,697

Granted (1)	974,344

Dividends credited	113,984

Settled	(921,174)

Forfeited	(59,855)

Outstanding, September 30, 2019	2,919,996

(1)	The weighted average fair value of the RSUs/PSUs granted during the nine months ended September 30, 2019 was $58.

DSUs
NUMBER OF DSUs
Outstanding, January 1, 2019	4,391,997

Issued (1)	73,129

Settlement of RSUs/PSUs	146,960

Dividends credited	179,556

Settled	(213,991)

Outstanding, September 30, 2019	4,577,651

(1)	The weighted average fair value of the DSUs issued during the nine months ended September 30, 2019 was $59.

STOCK OPTIONS
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2019	14,072,332	56

Granted	3,351,906	58

Exercised (1)	(4,241,614)	54

Forfeited	(67,223)	58

Outstanding, September 30, 2019	13,115,401	57
Exercisable, September 30, 2019	2,999,502	56

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2019 was $62.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2019

Weighted average fair value per option granted	$2.34

Weighted average share price	$58

Weighted average exercise price	$58

Expected dividend growth	5%

Expected volatility	14%

Risk-free interest rate	2%

Expected life (years)	4

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Expected dividend growth was assumed to be commensurate with BCE’s dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 15	Contingency

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified. Bell Canada and five major cable carriers (the Applicants) have sought leave to appeal the Decision from the Federal Court of Appeal. On September 27, 2019, the same court granted the Applicants an interim stay of the Decision including the requirement to file new tariffs reflecting the rates imposed by the CRTC. This interim stay will remain in effect until such time as the Federal Court of Appeal determines whether to grant the Applicants’ application for leave to appeal the Decision together with an interlocutory stay of the Decision pending the disposition of the appeal.

As a result of the interim stay, the impact of the Decision has not been recorded in our Q3 2019 financial statements.

Note 16	Adoption of IFRS 16

Upon adoption of IFRS 16 on January 1, 2019, we recognized right-of-use assets of $2,257 million within property, plant and equipment, and lease liabilities of $2,304 million within debt, with an increase to our deficit of $19 million. These amounts were recognized in addition to assets under finance leases of $1,947 million and the corresponding finance lease liabilities of $2,097 million at December 31, 2018 under IAS 17. As a result, on January 1, 2019, our total right-of-use assets and lease liabilities amounted to $4,204 million and $4,401 million, respectively. The table below shows the impacts of adopting IFRS 16 on our January 1, 2019 consolidated statement of financial position.

	DECEMBER 31, 2018 AS REPORTED	IFRS 16 IMPACTS	JANUARY 1, 2019 UPON ADOPTION OF IFRS 16

Prepaid expenses	244	(55)	189

Other current assets	329	9	338

Property, plant and equipment	24,844	2,257	27,101

Other non-current assets	847	17	864

Trade payables and other liabilities	3,941	(10)	3,931

Debt due within one year	4,645	293	4,938

Long-term debt	19,760	2,011	21,771

Deferred tax liabilities	3,163	(7)	3,156

Other non-current liabilities	997	(39)	958

Deficit	(4,937)	(19)	(4,956)

Non-controlling interest	326	(1)	325

BCE’s operating lease commitments at December 31, 2018 were $1,612 million. The difference between operating lease commitments at December 31, 2018 and lease liabilities of $2,304 million upon adoption of IFRS 16 at January 1, 2019, is due mainly to an increase of $1,122 million related to renewal options reasonably certain to be exercised, an increase of $112 million mainly related to non-monetary transactions and a decrease of ($542) million as a result of discounting applied to future lease payments, which was determined using a weighted-average incremental borrowing rate of 3.49% at January 1, 2019.

2018 ACCOUNTING POLICIES UPDATED FOR IFRS 16

SIGNIFICANT ACCOUNTING POLICIES – LEASES

The following accounting policy applies as of January 1, 2019 following the adoption of IFRS 16. Prior to January 1, 2019, we continued to apply IAS 17 as disclosed in our 2018 annual consolidated financial statements, as permitted by the specific transition provisions of IFRS 16.

We enter into leases for network infrastructure and equipment, land and buildings in the normal course of business. Lease contracts are typically made for fixed periods but may include purchase, renewal or termination options. Leases are negotiated on an individual basis and contain a wide range of different terms and conditions.

We assess whether a contract contains a lease at inception of the contract. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. We recognize lease liabilities with corresponding right-of-use assets for all lease agreements, except for short-term leases and leases of low value assets, which are expensed on a straight-line basis over the lease term. Consideration in a contract is allocated to lease and non-lease components on a relative stand-alone value basis. We generally account for lease components and any associated non-lease components as a single lease component.

Notes to consolidated financial statements

BCE Inc. 2019 Third Quarter Shareholder Report

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics. Lease payments included in the measurement of the lease liability comprise:

•	Fixed (and in-substance fixed) lease payments, less any lease incentives

•	Variable lease payments that depend on an index or rate

•

Payments expected under residual value guarantees and payments relating to purchase options and renewal option periods that are reasonably certain to be exercised (or periods subject to termination options that are not reasonably certain to be exercised)

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured, with a corresponding adjustment to the related right-of-use assets, when there is a change in variable lease payments arising from a change in an index or rate, or when we change our assessment of whether purchase, renewal or termination options will be exercised.

Right-of-use assets are measured at cost, comprised of the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement date and any initial direct costs. They are subsequently depreciated on a straight-line basis and reduced by impairment losses, if any. Right-of-use assets may also be adjusted to reflect the remeasurement of related lease liabilities. If we obtain ownership of the leased asset by the end of the lease term or the cost of the right-of-use asset reflects the exercise of a purchase option, we depreciate the right-of-use asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, we depreciate the right-of-use asset from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term.

Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use assets. The related payments are expensed in Operating costs in the period in which the event or condition that triggers those payments occurs.

ESTIMATES AND KEY JUDGMENTS

SIGNIFICANT JUDGMENTS AND ESTIMATES RELATING TO THE APPLICATION OF IFRS 16

The application of IFRS 16 requires BCE to make judgments and estimates that affect the measurement of right-of-use assets and liabilities. In determining the lease term, we must consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Assessing whether a contract includes a lease also requires judgment. Estimates are required to determine the appropriate discount rate used to measure lease liabilities.

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

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